The Pantry, Inc.

2001 Annual Report


Doritos

STRATEGIC MOVES FOR A STRONGER FUTURE

The Pantry, Inc. is the leading convenience store operator in the southeastern United States and the second largest independently operated convenience store chain in the country. The Company currently operates 1,324 stores in suburban areas of rapidly growing markets, coastal/resort areas and smaller towns located in Florida, North Carolina, South Carolina, Georgia, Mississippi, Kentucky, Virginia, Indiana, Tennessee and Louisiana.


INDIANA
KENTUCKY
VIRGINIA
NORTH CAROLINA
TENNESSEE
SOUTH CAROLINA
GEORGIA
MISSISSIPPI
LOUISIANA
FLORIDA
DELAWARE
MARYLAND
Atlantic Ocean
Gulf of Mexico

(dollars in thousands, except for per share information)	Fiscal Year 2001	Fiscal Year 2000	Fiscal Year 1999
Total revenues	$2,643,044	$2,432,260	$1,678,870
Gross profit	487,643	471,879	370,828
Depreciation and amortization	63,545	56,062	42,798
Income from operations	55,193	76,031	65,178
Interest expense	58,731	52,329	41,280
Net income (loss)	(2,656)	13,996	10,416
Earnings (loss) per share:			
Basic	$ (0.15)	$ 0.77	$ 0.45
Diluted	(0.15)	0.74	0.41
Comparable store sales growth:			
Merchandise	(0.2)%	7.5%	9.6%
Gasoline gallons	(3.8)%	(2.4)%	5.9%
Average sales per store:			
Merchandise sales	$ 731.0	$ 713.8	$ 666.4
Gasoline gallons (in thousands)	890.4	856.9	834.8
EBITDA	$ 123,509	$ 131,248	$ 107,976
Store count, end of year	1,324	1,313	1,215

Dear Shareholder,

While fiscal 2001 was a challenging year for The Pantry, we remained focused on our long-term goal of being the best convenience store chain in the Southeastern United States. Despite unfavorable market conditions during the year, we took significant steps to streamline our processes, enhance our efficiency and direct our resources toward strengthening our operations across the board.

These actions have not only allowed us to maintain our leadership position in our primary markets, they have also positioned us to make even greater strides as we go forward. In short, throughout fiscal 2001, our focus was to implement "Strategic Moves," which we are confident will result in a "Stronger Future" for our Company.

Financial Performance

For fiscal 2001, the Company reported net income before restructuring and unusual charges of $2.9 million compared to net earnings of $14.0 million in fiscal year 2000. Before restructuring and unusual charges, earnings per diluted share were $0.16 versus $0.74 in fiscal year 2000. Including these charges, net loss was $2.7 million, or a loss per share of $0.15. Total revenues for the year were $2.6 billion, up 8.7% from fiscal year 2000. Merchandise revenues and gasoline revenues increased 6.7% and 10.4%, respectively. Fiscal year 2001 EBITDA was $123.5 million compared to $131.2 million recorded in fiscal year 2000.

Strategy

In fiscal 2001, we took significant steps to streamline our processes, enhance our efficiency and direct our resources toward strengthening our operations across the board. We are certain that these strategic moves will result in a stronger future for our Company.



Our results for the year were impacted by several factors including the ongoing and often dramatic increase in the wholesale price of gasoline and increased competition in selected markets. In addition, the economic downturn in fiscal 2001 led to a significant decline in tourism at resort locations in the Southeast such as Myrtle Beach, Hilton Head, Jacksonville and the greater Orlando area, all markets in which we have a strong presence. Travel to these, and other destinations throughout the Southeast, was further aggravated by the tragic events of September 11. While these factors were clearly out of our control, we did all we could to effectively manage our operations and are proud of the progress we did make in several key areas.

A Focused Strategy

In fiscal 2001, we focused our attention on honing our strategy and implementing initiatives that corresponded to the changes that we have witnessed in our industry and in the economy. As a result, we made important adjustments aimed at optimizing our resources and streamlining our operations throughout our existing store network.

One significant shift was in our acquisition plan. While we still view our selective acquisition program to be a core component of our longer-term growth strategy, we greatly curtailed our acquisitions in fiscal 2001, given prevailing economic and market conditions.

During the year, we focused on increasing efficiency throughout our business. These efforts centered on the reduction of operating expenses and the implementation of significant technology initiatives that have helped the Company to enhance performance in our stores and at our pumps.


CITGO
CITGO

State-of-the-Art Fueling Stations

For the year, we acquired 45 new stores, ending the year with 1,324 stores. These acquisitions were in line with our goal of enhancing our position in existing markets and extending our reach into fast-growing contiguous markets. Not only did the addition of these locations strengthen our position in Mississippi, North Carolina and Virginia, they established a presence for The Pantry in the state of Louisiana, an important achievement.

In fiscal 2001, we also focused on increasing efficiency throughout our business. These efforts centered on the reduction of operating expenses and the implementation of significant technology enhancements.

At the corporate level, we completed our restructuring plan, centralizing and strengthening our administrative capabilities at our Sanford, North Carolina headquarters. As part of this effort, we consolidated our Florida support center, reducing existing overlaps and duplicative functions. These actions are expected to lower operating expenses by approximately $5 million on an annualized basis. In addition, we instituted other cost-cutting initiatives aimed at further strengthening the bottom line. Important among these was the introduction of an automated repair and maintenance system as well as a program for tracking requests, status and completion. These measures already allowed us to reduce costs by more than $400,000 for this year to date when measured against the expenditures of the last fiscal year. We anticipate they will result in even greater costs savings going forward.

The technology initiatives we implemented during the year also enabled us to enhance our operating performance. In fiscal 2001, we introduced the MPSI 95 Retail Explorer system, a sophisticated tool for market mapping and competitor analysis. This system allows us to improve our understanding of the markets we serve and is an important tool for helping us determine where best to apply our resources in order to better meet the needs of our customers.



In addition, we rolled out several in-store systems aimed at growing our merchandise sales and margins. These included enhancing our store reporting and accounting system, a cigarette inventory and ordering system, Orion, and a fast-food menu costing and margin calculation system, Quick Servant. These systems have allowed us to better monitor sales levels, significantly reduce reporting errors at the store level, ensure our stores are well stocked, and help us to strengthen our margins, especially in the area of food service.

In our gasoline operations, we developed a more effective pricing and reporting strategy through the introduction of two state-of-the-art systems. During the year, we completed the implementation of our gasoline reporting, pricing and competitive retail tracking system, GPS, and introduced Telafuel, a comprehensive gasoline monitoring and inventory system. In addition to achieving enhanced efficiency in this area, through these initiatives, during the second half of the year, we also reported significant comparable store gallon improvements, even in light of ongoing economic challenges and volatility in the gasoline market.



Peter J. Sodini
President and Chief Executive Officer

Looking to the future, The Pantry will continue to focus on streaming its operations and leveraging its technology investments to more closely monitor performance, further enhance operating efficiency, and ensure that the Company is well positioned to deliver even stronger results in the years ahead.

Outlook for the Future

As we look ahead to fiscal 2002, there is uncertainly as to when we will see an upturn or to what degree the geopolitical realities of today will impact our economy. What we are confident of, however, is that the actions we have taken during the year position us to enhance our performance and strengthen our results once operating conditions improve.

Going forward, we will continue our focus on streamlining our business and leveraging our technology investments in order to more closely monitor performance throughout all of our locations. While we do not expect that market conditions will allow us to pursue an aggressive acquisition strategy in the year ahead, we do anticipate that these actions will make us more competitive than ever and allow us to grow our business through increased traffic at our pumps and in our stores.

In closing, we would like to thank our employees for their continued hard work and commitment to providing the best service in the industry. It is their dedication that has enabled us to meet the challenges of the past year. We would also like to acknowledge the ongoing support of our shareholders and customers as we reaffirm our resolve to provide you with greater value in the future. We look forward to the year ahead and will update you on our progress.



Strategic Moves

The Pantry's focus in fiscal 2001 was on implementing a series of strategic moves aimed at enhancing operating efficiency and strengthening performance at the corporate level and throughout the Company's 1,324 stores in the Southeastern United States.

Despite challenges facing the industry, including unprecedented volatility in the wholesale price of gasoline, and an overall decline in the economy, which impacted levels of consumer spending, The Pantry made important progress during the year by redirecting its strategy and its resources.

While the Company has pursued an aggressive store growth program over the past five years, economic conditions in fiscal 2001 impacted its strategy and drove its decision to significantly slow the pace of its acquisition plans. For the year, the Company acquired 45 locations, opened two new stores and closed 36 locations. Important among this year's acquisitions was the addition of 26 stores operating under the Fast Lane banner. Eighteen of these stores were located in Mississippi and the remainder in Louisiana. The Company also acquired 11 stores from the East Coast Oil Corporation, ten of which were located in North Carolina and one in Virginia. These acquisitions strengthened the Company's presence in existing markets and extended its geographic reach.


Ruffles
Bistro Gourmet


Cheetos
Fritos Flavor Twists
Doritos

National Brands

Focused Strategy

With a sharp focus on efficiency and the prudent use of cash, The Pantry took the necessary steps in fiscal 2001 to strengthen its operations at the corporate level as well as throughout its vast store network, which has grown to include 1,324 locations.

The addition of eight locations in the state of Louisiana was especially significant. Not only did this mark The Pantry's entrance into that state, it was also an important step in the Company's long-term goal of establishing a leadership position in fast-growing contiguous markets.



Having completed these acquisitions early in fiscal 2001, the Company used the remainder of the year as an opportunity to further develop and strengthen its internal systems. The Pantry is confident that this strategy and the steps that it has taken will allow it to more effectively capitalize on significant opportunities for growth in the highly fragmented convenience store industry in the Southeast, once market conditions improve.

Focused on Efficiency

With a sharp focus on efficiency and the prudent use of cash, The Pantry continued to take actions in fiscal 2001 aimed at strengthening its operations at every level. Primarily, these efforts focused on implementing a series of technology-based initiatives and cost-cutting measures throughout its stores and at its headquarters. While these initiatives have already begun to help strengthen the Company's performance, and allowed it to meet the challenges of fiscal 2001, The Pantry anticipates that they will be even more meaningful in the year ahead.

The Pantry continues to provide its customers the greatest range of competitively priced merchandise of any convenience store chain in the Southeastern United States including the most recognized names in snack foods, soft drinks, beer and cigarettes. In addition, the Company also offers customers a large fresh food offering and fresh coffee that is ground and brewed on site.






BEAN
COMPANY
COFFEE
REFILLS



...In Merchandising

Throughout fiscal 2001, the Company continued its commitment to providing customers with the most convenient shopping experience in the Southeast as well as access to a selection of branded products and quality services that are second to none.

In doing so, The Pantry focused on better monitoring inventory levels and tracking customer preferences through its state-of-the-art accounting and management system, which was rolled out last year through the entire store network. The Company effectively refined and adjusted merchandise mix and selection, ensuring that items in stock reflected the demands of its customers throughout the diverse markets in which it operates. These actions resulted in a 6.7% increase in merchandise revenue for the year.



In addition, the Company worked to strengthen its reporting systems. In fiscal 2001, The Pantry introduced its first web-based reporting and store audit system. This system not only helps to reduce errors at the store level through the automation of accounting and audit functions, it can also be used as a training tool, helping managers review performance related to inventory and cash control and to utilize this information to make their stores more profitable.

Other important systems were also introduced during the year. The Company began the roll out of Orion, a new cigarette inventory and tracking system, which can now be found in 25% of its stores. Orion fully automates the process of monitoring and reordering tobacco products, ensuring store locations are always stocked with the fastest-selling items on the shelf.

STRENGTHENING THE BOTTOM LINE

The Company also continued the development of its ancillary services, adding pre-paid cellular phone cards to its on-site services, which include lottery operations, money orders, pay telephones and car washes. For the year, ancillary services in total accounted for $21.7 million in commission revenues, net of expenses, a significant contribution to the bottom line.



Another goal in fiscal 2001 was to achieve growth and strengthen margins in the Company's food service program, which consists of 17 nationally branded food franchises that are available in 99 of The Pantry's stores as well as a broad range of proprietary hot food service programs found in 104 of its locations.

In meeting this goal, the Company rolled out Quick Servant, which monitors, analyzes and compares a number of important areas as they relate to its fresh food operations including sales and margin tracking, waste management, recipe analysis, food service performance and profit contribution analysis. This system is expected to help The Pantry increase efficiency and further enhance profitability in this already high-margin area of its operations.

...In Gasoline

In light of challenging industry conditions, The Pantry implemented several important initiatives during 2001 to allow the Company to better manage pricing and achieve a balance between gross profits and volume given the unprecedented fluctuation in the price of wholesale gasoline and the impact of dramatically higher prices on customer demand.









The Pantry's ongoing success is a direct result of its commitment to providing convenience to its customers. Its vast selection of merchandise, state-of-the-art fueling stations and broad offering of ancillary services including car washes, pay phones and ATM machines make The Pantry's stores a popular destination for customers looking for quality, service and convenience.

In fiscal 2001, The Pantry developed and implemented a broad range of technology-based solutions to strengthen its operational efficiency. Especially important was the roll out of new systems in its gasoline operations, which allowed the Company to enhance profitability and better drive volume at its pumps.

Technology



These efforts centered on creating centralized mechanisms for tracking performance throughout the Company's vast network of fueling stations. Toward this end, The Pantry began to issue two weekly reports covering the status of sales and margins in its gasoline operations, including a cost analysis on in-ground inventory. This initiative was clearly a success, helping The Pantry achieve significant comparable store gallon improvements in the second half of the year, which resulted in an overall volume increase of 7.5% for fiscal 2001.

Also important was The Pantry's focus on developing technology-based solutions that would enable it to make more informed decisions on pricing and inventory ordering for each individual location. The systems are designed to enhance profitability and allow the Company to drive volume at its pumps.

A key system which became chainwide in fiscal 2001 was GPS, The Pantry's proprietary real-time Gasoline Pricing System. GPS not only monitors sales, margins and pricing at each of the Company's fueling locations, it also enables it to monitor those of its top competitors in each of the markets it serves.


CITGO
Hardee's
NEW!
TRUCK/AUTO PLAZA


Hardee's

Major Franchises

The data that is contained and tracked through this system is critical to The Pantry's ability to react quickly to changes in the marketplace and remain competitive. This was especially important due to the ongoing volatility that characterized the gasoline market throughout the past year. Further, by allowing the Company to more closely track volume and gross profit, on an individualized store basis, The Pantry is now better positioned to make decisions regarding its product offering and customer preferences for branded and unbranded fuel in specific markets.

In fiscal 2001, the Company also began the roll out of Telafuel. This supply chain system has fully automated all gasoline inventory and dispatching functions. Telafuel is a terminal/location specific system that monitors inventory levels, allows the Company to communicate with vendors and carriers electronically through the Internet, and schedules the timely reloading of fueling stations.

Telafuel is also an important tool for enhancing margins. The system not only allows the Company to search for and identify the most cost-effective fueling options for each location; it also allows it to conserve cash by identifying ways to utilize existing inventory to ensure the Company is not carrying excess product. With the introduction of Telafuel, The Pantry already witnessed an 11.1% decrease in inventory levels during the second half of the year. By the end of fiscal 2001, Telafuel was in use at 208 of The Pantry's locations.



The Pantry also continued its investment in the upgrading of fueling facilities in order to offer the latest technological advancements at its pumps. Today, Multiple Pump Dispensers (MPD) have been installed at 87.8% of the Pantry's locations, and pay-at-the-pump credit card readers can be found at 78.4%. These enhancements are further evidence of the Company's ongoing commitment to providing customers with convenience and ease of use.

...Across the Board

In addition to the progress made in the Company's merchandising strategy and gasoline operations, significant steps were taken at the corporate level to strengthen efficiency and reduce costs.

In fiscal 2001, the Company completed its corporate restructuring plan, streamlining its organizational structure. This initiative focused on consolidating all administrative functions at the Company's headquarters in Sanford, North Carolina. Included in this plan was the closure of The Pantry's Florida support center in Jacksonville, which resulted in the elimination of all duplicative functions including accounting, payroll and MIS-related activities. On an annualized basis, this restructuring effort is expected to result in more than $5 million in savings from reductions in expenses for personnel, benefits and other related costs.

The Company's many actions in fiscal 2001 to enhance performance and productivity have allowed The Pantry to remain a leader in its primary markets, even in spite of challenging market conditions, and have positioned it to emerge as an even stronger player in the convenience store industry going forward.

New technology initiatives aimed at enhancing efficiency and reducing costs were also introduced at the corporate level. These included the roll out of a system for electronic invoicing with our primary wholesaler. This system facilitates inventory receiving and timely payment, detects billing errors, and tracks invoice corrections generated by the Company. A somewhat similar system was also introduced to handle all repair and maintenance functions. Today, all requests for maintenance and repair services are submitted through one web-based central system, which tracks and monitors the completion of projects.

The Company anticipates that this focus on efficiency and the actions that it has taken during the year will help it enhance performance and productivity and ultimately position The Pantry for a stronger future.

The following table sets forth historical consolidated financial data and store operating data for the periods indicated. The selected historical annual consolidated financial data is derived from, and is qualified in its entirety by, our Consolidated Financial Statements, including those contained elsewhere in this report. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and related notes thereto included elsewhere in this report. In the table, dollars are in millions, except per store and per gallon data.

	September 27, 2001	September 28, 2000	September 30, 1999	September 24, 1998	September 25, 1997
Statement of Operations Data:					
Revenues:					
Merchandise sales	$ 968.6	$ 907.6	$ 731.7	$ 460.8	$202.4
Gasoline sales	1,652.7	1,497.7	923.8	510.0	220.2
Commissions	21.7	25.9	23.4	14.1	4.8
Total revenues	2,643.0	2,431.2	1,678.9	984.9	427.4
Cost of Sales:					
Merchandise	645.0	605.1	489.3	304.0	132.8
Gasoline	1,510.4	1,357.8	818.8	447.6	197.3
Gross profit	487.6	468.4	370.8	233.3	97.3
Operating, general and administrative expenses	364.1	337.1	262.9	172.9	77.0
Unusual charges	4.8[i]	—	—	1.0[e]	—
Depreciation and amortization	63.5	56.1	42.8	27.6	9.5
Income from operations	55.2	75.2	65.2	31.8	10.8
Interest expense	(58.7)	(52.3)	(41.3)	(28.9)	(13.0)
Income (loss) before other items	(1.8)	24.8	24.8	4.7	(1.0)
Extraordinary loss	—	—	(3.6)[g]	(8.0)[f]	—
Net income (loss)	$ (1.8)	$ 14.0	$ 10.4	$ (3.3)	$ (1.0)
Net income (loss) applicable to common shareholders	$ (2.7)	$ 14.0	$ 6.2	$ (6.3)	$ (6.3)
Earnings (loss) per share before extraordinary loss:					
Basic	$ (0.15)	$ 0.77	$ 0.71	$ (0.18)	$ (1.08)
Diluted	$ (0.15)	$ 0.74	$ 0.65	$ (0.16)	$ (1.08)
Weighted-average shares outstanding:					
Basic	18,113	18,111	13,768	9,732	5,815
Diluted	18,113	18,932	15,076	11,012	5,815
Dividends paid on common stock	—	—	—	—	—
Other Financial Data:					
EBITDA[a]	$ 123.5	$ 131.2	$ 108.0	$ 60.5	$ 20.3
Net cash provided by (used in):					
Operating activities	$ 76.7	$ 88.2	$ 68.6	$ 48.0	$ 7.3
Investing activities	(93.9)	(148.7)	(228.9)	(285.4)	(25.1)
Financing activities	14.5	82.7	157.1[h]	268.4	15.8
Capital expenditures[b]	43.6	56.4	47.4	42.1	14.7
Ratio of earnings to fixed charges[c]	—	1.4	1.4	1.1	—

	September 27, 2001	September 28, 2000	September 30, 1999	September 24, 1998	September 25, 1997
Store Operating Data:					
Number of stores (end of period)	1,324	1,313	1,215	954	390
Average sales per store:					
Merchandise sales (in thousands)	$ 731.0	$ 713.8	$ 666.4	$ 533.3	$525.8
Gasoline gallons (in thousands)	890.4	856.9	834.8	603.9	501.2
Comparable store sales growth[d]:					
Merchandise	(0.2)%	7.5%	9.6%	5.3%	8.5%
Gasoline gallons	(3.8)%	(2.4)%	5.9%	4.8%	7.2%
Operating Data:					
Merchandise gross margin	33.4%	33.3%	33.1%	34.0%	34.4%
Gasoline gallons sold (in millions)	1,142.4	1,062.4	855.7	466.8	179.4
Average retail gasoline price per gallon	$ 1.45	$ 1.41	$ 1.08	$ 1.09	$ 1.23
Average gasoline gross profit per gallon	$ 0.125	$ 0.132	$ 0.123	$ 0.134	$0.128
Operating, general and administrative expenses as a percentage of total revenues	13.8%	13.9%	15.7%	17.6%	18.0%
Operating income as a percentage of total revenues	2.1%	3.1%	3.9%	3.2%	2.5%
Balance Sheet Data (end of period):					
Working capital deficiency	$ (29.8)	$ (4.9)	$ (20.4)	$ (9.0)	$ (8.2)
Total assets	950.0	930.9	793.7	554.8	142.8
Total debt and capital lease obligations	559.6	541.4	455.6	340.7	101.3
Shareholders' equity (deficit)	111.1	118.0	104.2[h]	39.3	(17.9)

(a) "EBITDA" represents income from operations before depreciation and amortization, restructuring and other charges and impairment of long-lived assets. EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States of America or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our ability to service debt and thus we believe investors find this information useful. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.

(b) Purchases of assets to be held for sale are excluded from these amounts.

(c) For purposes of determining the ratio of earnings to fixed charges: (i) earnings consist of income (loss) before income tax benefit (expense) and extraordinary item plus fixed charges and (ii) fixed charges consist of interest expense, amortization of deferred financing costs, preferred stock dividends and the portion of rental expense representative of interest (deemed to be one-third of rental expense). Our earnings were inadequate to cover fixed charges by $1.8 million and $6.3 million for fiscal years 2001 and 1997, respectively.

(d) The stores included in calculating comparable store sales growth are existing or replacement stores which were in operation for both fiscal years of the comparable period.

(e) During fiscal 1998, we recorded an integration charge of approximately $1.0 million for costs of combining our existing business with the acquired business of Lil' Champ.

(f) On October 23, 1997, in connection with the Lil' Champ acquisition, we completed the offering of our senior subordinated notes and, in a related transaction, completed a tender offer and consent solicitation with respect to our senior notes. The tender offer resulted in our purchasing $51.0 million in principal amount of the senior notes at a purchase price of 110% of the aggregate principal amount plus accrued and unpaid interest and other related fees. In connection with this repurchase, we incurred an extraordinary loss of approximately $8.0 million related to cost of the tender offer and consent solicitation and write-off of deferred financing costs.

(g) On January 28, 1999, we redeemed $49.0 million in principal amount of our senior notes and paid accrued and unpaid interest up to, but not including, the date of purchase and a 4% call premium. We recognized an extraordinary loss of approximately $3.6 million in connection with the repurchase of the senior notes including the payment of the 4% call premium of $2.0 million, fees paid in connection with the amendments and commitments under our bank credit facility, and the write-off of deferred financing costs related to our repayment of our former bank credit facility.

(h) On June 8, 1999, we offered and sold 6,250,000 shares of our common stock in our initial public offering. The initial offering price was $13.00 per share and we received $75.6 million in net proceeds, before expenses.

(i) During fiscal 2001, we recorded restructuring and other charges of $4.8 million pursuant to a formal plan to centralize administrative functions.

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the Consolidated Financial Statements and accompanying notes. Additional discussion and analysis related to fiscal year 2001 is contained in our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K.

Introduction

By any measure, fiscal 2001 was a challenging time for our industry and American business in general. Our operating results were impacted by several factors including an economic downturn, which was particularly hard felt in the Southeast, greater volatility in wholesale gasoline markets and increased competition in selected markets. Throughout fiscal 2001, we focused our attention on those aspects of our business we could influence in the face of these difficult economic and market conditions. We are committed to taking the necessary steps to best position The Pantry for when the business climate improves and to sensibly invest capital to maintain short-term liquidity and improve long-term performance.

In fiscal 2001, our net income before unusual charges was $2.9 million, or 16 cents per share (our net loss after these charges was $2.7 million or 15 cents per share), compared to 74 cents per share in fiscal 2000. During the year, we recognized $9.0 million in restructuring and other unusual charges related to (i) our restructuring plan announced in January 2001 and discussed in "Notes to Consolidated Financial Statements—Note 7—Restructuring and Other Charges" and (ii) the impact of fair market value changes in non-qualifying derivatives relating to the adoption of SFAS No. 133 discussed in "Notes to Consolidated Financial Statements—Note 8—Interest Expense" (together the "unusual charges"). The decrease in our earnings before the unusual charges is primarily attributable to softening consumer spending, tighter gasoline margins and the loss of South Carolina video gaming income. As a result of these factors, fiscal 2001 EBITDA declined 5.9% to $123.5 million and income from operations before the unusual charges declined 20.2% percent to $60.0 million.

On January 24, 2001, we announced plans to centralize and integrate corporate administrative functions into our primary support center located in Sanford, North Carolina. Our restructuring plan reduced a number of administrative positions, eliminated our primary Florida administrative facility located in Jacksonville and reduced duplicative expenses. We expect these activities to generate approximately $5.0 million in annualized savings beginning in fiscal 2002. In conjunction with these actions, we recorded $4.8 million in restructuring and other charges in fiscal 2001. We believe the integration provides a more efficient and cost-effective administrative support structure and, more importantly, enhances the level of service our support functions provide to our field staff and extensive retail network.

Fiscal 2001 revenues increased 8.7% to $2.6 billion. The increase is primarily attributable to the contribution from acquired stores and a 2.8% increase in our average retail gasoline price per gallon. Comparable store gasoline gallon volume declined 3.8% and comparable store merchandise sales declined 0.2%. We believe these declines are indicative of the short-term impact that sustained economic weakness and higher gasoline retail prices have had on the disposable income and spending habits of our customers.

We continue to focus our attention on several key operating principles:

- the consistent execution of our core strategies, including focused attention on leveraging the quality of our growing retail network in terms of revenues, product costs and operating expenses;
- the continuous effort to apply technology in all facets of our business;
- our research and investment in new merchandise programs and
- sensible store growth in existing and contiguous markets.

When economic conditions improve, we believe our extensive retail network, merchandise programs, purchasing leverage and in-store execution will allow us to improve merchandise and gasoline gallon comparable store sales, support stable merchandise margins and control store operating expenses. We continue to focus attention and resources on upgrading existing and acquired locations with the latest gasoline marketing technology and designing site plans to drive customer traffic. We will continue to invest in retail and gasoline information technology to enhance decision support tools, improve inventory management and reduce overhead costs.

On the merchandise front, we continue to maintain a fresh and open approach to convenience, focusing on products and services designed to appeal to the convenience needs of today's time-constrained consumer. We are constantly reviewing opportunities to get the most out of our retail network—now at more than 1,300 stores located in 10 southeastern states. We have focused our attention on increasing ancillary or complementary services and revenues such as food service sales, lottery commissions, prepaid cellular services, phone cards, car wash offerings and other service revenues.

In fiscal 2001, we acquired 45 stores, opened two and closed 36 stores. Historically, the stores we close are underperforming in terms of volume and profitability and, generally, we benefit from closing the locations by reducing direct overhead expenses and eliminating certain fixed costs.

Given overall market conditions, we are currently being extremely prudent and have slowed down the pace of our acquisitions. However, this does not represent a change in our long-term strategic direction. When the economic environment is once again favorable, we plan to continue to sensibly acquire premium chains located in our existing and contiguous markets.

In conclusion, we are focused mainly on the operations side of our business, working diligently to improve the overall productivity of our existing store base. Over the next twelve months, we anticipate reducing our average outstanding borrowings through scheduled principal payments and, where excess cash is available, allocating capital among available opportunities, including debt reduction.

Acquisition History

Our acquisition strategy focuses on acquiring convenience stores within or contiguous to our existing market areas. We believe acquiring locations with demonstrated operating results involves lower risk and is generally an economically attractive alternative to traditional site selection and new store development. We do, however, plan to develop new locations in high growth areas within our existing markets.

The tables below provide information concerning the acquisitions we have completed during the last three fiscal years:

Fiscal 2001 Acquisitions

Date Acquired	Trade Name	Locations	Stores
January 25, 2001	East Coast	North Carolina and Virginia	11
December 21, 2000	Fast Lane	Mississippi and Louisiana	26
Others (less than five stores)	Various	North Carolina, South Carolina and Mississippi	8
Total			45

Fiscal 2000 Acquisitions

Date Acquired	Trade Name	Locations	Stores
September 14, 2000	Food Mart	Mississippi	18
July 3, 2000	Mini Mart	South Carolina	14
June 29, 2000	Big K	Mississippi	19
April 27, 2000	Market Express	South Carolina	5
January 27, 2000	On-The-Way	North Carolina and Southern Virginia	12
November 11, 1999	Kangaroo	Georgia	49
November 4, 1999	Cel Oil	Charleston, South Carolina	7
October 7, 1999	Wicker Mart	North Carolina	7
Others (less than five stores)	Various	Florida, North Carolina, Virginia, Mississippi and South Carolina	12
Total			143

Fiscal 1999 Acquisitions

Date Acquired	Trade Name	Locations	Stores
July 22, 1999	Depot Food	South Carolina and Northern Georgia	53
July 8, 1999	Food Chief	Eastern South Carolina	29
February 25, 1999	ETNA	North Carolina and Virginia	60
January 28, 1999	Handy Way	North Central Florida	121
November 5, 1998	Express Stop	Southeast North Carolina and Eastern South Carolina	22
October 22, 1998	Dash-N	East Central North Carolina	10
Others (less than five stores)	Various	North Carolina and South Carolina	2
Total			297

We seek to improve the productivity and profitability of acquired stores by implementing our merchandising and gasoline initiatives, eliminating duplicative costs, reducing overhead and centralizing functions such as purchasing and information technology. In normal economic and market condition environments, we believe it takes six to twelve months to fully integrate and achieve operational and financial improvements at acquired locations. There can be no assurance, however, that we can achieve revenue increases or cost savings with respect to any acquisition.

Impact of Acquisitions. These acquisitions and the related transactions have had a significant impact on our financial condition and results of operations since each of their respective transaction dates. Due to the method of accounting for these acquisitions, the Consolidated Statements of Operations for the fiscal years presented include results of operations for each of the acquisitions from the date of each acquisition only. For fiscal 2001 acquisitions, the Consolidated Balance Sheets as of September 28, 2000 and the Consolidated Statements of Operations for fiscal years September 28, 2000 and September 30, 1999 do not include the assets, liabilities and results of operations relating to these acquisitions. As a result, comparisons of fiscal 2001 results to prior fiscal years are impacted materially and the underlying performance of same store results is obscured.

Results of Operations

Fiscal 2001 Compared to Fiscal 2000

Total Revenue. Total revenue for fiscal 2001 was $2.6 billion compared to $2.4 billion for fiscal 2000, an increase of $211.9 million or 8.7%. The increase in total revenue is primarily due to (i) the revenue from stores acquired in fiscal 2001 of $121.2 million, (ii) the effect of a full year of revenue from fiscal 2000 acquisitions of $149.0 million and (iii) a 2.8% increase in our average retail price of gasoline gallons sold. These increases were partially offset by comparable store declines in merchandise sales and gasoline gallons of 0.2% and 3.8%, respectively, as well as lower commission revenue. The comparable store volume declines were primarily due to (i) the lower consumer spending associated with the economic downturn, (ii) greater volatility in wholesale gasoline costs and higher gasoline retail prices and (iii) increased competition in selected markets.

Merchandise Revenue. Total merchandise revenue for fiscal 2001 was $968.6 million compared to $907.6 million for fiscal 2000, an increase of $61.1 million or 6.7%. The increase in merchandise revenue is primarily due to the revenue from stores acquired in fiscal 2001 of $34.0 million, the effect of a full year of merchandise revenue from fiscal 2000 acquisitions of $46.6 million, partially offset by a comparable store merchandise sales decline of 0.2%.

Gasoline Revenue and Gallons. Total gasoline revenue for fiscal 2001 was $1.7 billion compared to $1.5 billion for fiscal 2000, an increase of $155.0 million or 10.4%. The increase in gasoline revenue is primarily due to the revenue from stores acquired in fiscal 2001 of $86.9 million, the effect of a full year of gasoline revenue from fiscal 2000 acquisitions of $101.5 million, and the impact of raising gasoline retail prices. In fiscal 2001, our average retail price of gasoline was $1.45 per gallon, which represents a $0.04 per gallon or 2.8% increase in average retail price from fiscal 2000. These increases were partially offset by a gasoline gallon comparable store volume decline of 3.8%.

In fiscal 2001, total gasoline gallons were 1.1 billion gallons, an increase of 80.0 million gallons or 7.5% over fiscal 2000. The increase in gasoline gallons is primarily due to gallon volume of 61.2 million from stores acquired in fiscal 2001 and the effect of a full year of gasoline volume from 2000 acquisitions of 71.3 million partially offset by comparable store gasoline volume decreases of 3.8% or a decrease of approximately 34.7 million gallons. The fiscal 2001 same store gallon decline was primarily due to lower demand coupled with heightened competitive factors. Demand has been influenced by a slowing economy which has resulted in lower consumer spending and less travel, higher gasoline retail prices as a result of wholesale gasoline cost increases and our efforts to manage the balance between gasoline gross profit and gallon volume.

Commission Revenue. Total commission revenue for fiscal 2001 was $21.7 million compared to $25.9 million for fiscal 2000, a decrease of $4.2 million or 16.3%. The decrease in commission revenue is primarily due to the loss of approximately $3.9 million in video poker revenue as a result of the July 1, 2000 ban in South Carolina and lower lottery commissions in Florida and Georgia associated with lower consumer spending. These declines were partially offset by revenue from stores acquired in fiscal 2001 of $351 thousand and the effect of a full year of commission revenue from 2000 acquisitions of $869 thousand.

Total Gross Profit. Total gross profit for fiscal 2001 was $487.6 million compared to $468.4 million for fiscal 2000, an increase of $19.3 million or 4.1%. The increase in gross profit is primarily due to the gross profit from stores acquired in fiscal 2001 of $17.1 million, the effect of a full year of operations from stores acquired in 2000 of $26.4 million, partially offset by comparable store volume declines, lower gasoline margins and the decline in commission revenue.

Merchandise Gross Margin. Fiscal 2001 merchandise gross margin was 33.4%, a 10 basis point increase over fiscal 2000. The increase was primarily due to margin improvements in selected categories and an increase in food service sales, which earn higher gross margin percentages.

Gasoline Gross Profit Per Gallon. Gasoline gross profit per gallon decreased to $0.125 in fiscal 2001 from $0.132 in fiscal 2000 primarily due to increased volatility in wholesale gasoline markets. We believe such markets were volatile due to many factors, including world crude supply and demand fundamentals, domestic fuel inventories and domestic refining capacity. Due to this volatility, our margin per gallon sold on a quarterly basis ranged from a low of $0.114 in our second quarter to a high of $0.134 in our third quarter of fiscal 2001.

Operating, General and Administrative Expenses. Operating expenses for fiscal 2001 were $364.1 million compared to $337.1 million for fiscal 2000, an increase of $27.0 million or 8.0%. The increase in operating expenses is primarily due to the operating and lease expenses associated with the stores acquired in fiscal 2001 of $13.4 million and the effect of a full year of expenses for stores acquired in fiscal 2000 of $20.2 million.

Restructuring and Other Charges. During fiscal 2001, we recorded $4.8 million in restructuring and other non-recurring charges related to a formal plan designed to strengthen our organizational structure and reduce operating costs by centralizing corporate administrative functions. The plan included closing an administrative facility located in Jacksonville, Florida, and integrating key marketing, finance and administrative activities into our corporate headquarters located in Sanford, North Carolina. The restructuring charge consisted of $1.7 million of employee termination benefits, $1.7 million of lease obligations and $490 thousand of legal and other professional consultant fees. During fiscal 2001, we also incurred and expended $844 thousand in other non-recurring charges for related actions. The other non-recurring charges were one-time expenses as a result of this restructuring plan.

Income from Operations. Income from operations for fiscal 2001 was $55.2 million compared to $75.2 million for fiscal 2000, a decrease of $20.0 million or 26.6%. The decrease is primarily due to the items discussed above and a $7.5 million increase in depreciation and amortization expense associated with acquisition activity and capital expenditures.

EBITDA. EBITDA represents income from operations before depreciation and amortization, restructuring and other charges, and extraordinary loss. EBITDA for fiscal 2001 was $123.5 million compared to $131.2 million for fiscal 2000, a decrease of $7.7 million or 5.9%. The decrease is primarily due to the items discussed above.

EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States of America, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt and thus we believe investors find this information useful. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.

Interest Expense (see—"Liquidity and Capital Resources—Long-Term Debt"). Interest expense in fiscal 2001 was $58.7 million compared to $52.3 million for fiscal 2000, an increase of $6.4 million or 12.2%. In fiscal 2001, interest expense was primarily related to interest costs of $20.5 million on our senior subordinated notes and approximately $30.2 million on our senior credit facility. The increase in interest expense was primarily due to a $4.2 million decline in the fair market value of certain non-qualifying derivative instruments and increased borrowings associated with our acquisition activity. These increases were partially offset by a general decline in interest rates.

Income Tax Expense. In spite of our loss before income taxes of $1.8 million, we recorded income tax expense of $871 thousand in fiscal 2001. Our effective tax rate is negatively impacted by non-deductible goodwill related to certain acquisitions and other permanent book-tax differences.

Net Loss/Income. Net loss for fiscal 2001 was $2.7 million compared to net income of $14.0 million for fiscal 2000, a decrease of $16.7 million or 119.0%. The decrease is primarily due to lower gasoline margin per gallon, lower comparable store volume and lower commission revenue, as well as $9.0 million in pre-tax charges related to our restructuring plan and fair market value adjustments related to certain non-qualifying derivative instruments. Fiscal 2001 net income before unusual charges was $2.9 million, or 16 cents per share, compared to 74 cents per share in fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

We operate on a 52- or 53-week fiscal year. Our operations for fiscal 2000 contained 52 weeks while fiscal 1999 contained 53 weeks. When we make reference to fiscal 1999 adjusted for the number of weeks, we have simply adjusted fiscal 1999 fourth quarter results to approximate a 13-week period.

Total Revenue. Total revenue for fiscal 2000 was $2.4 billion compared to $1.7 billion for fiscal 1999, an increase of $752.3 million or 44.8%. The increase in total revenue is primarily due to the revenue from stores acquired in fiscal 2000 of $217.6 million, the effect of a full year of revenue from fiscal 1999 acquisitions of $290.9 million, and comparable store merchandise sales growth of 7.5%. Comparable store merchandise sales increases at our locations are primarily due to increased customer counts and average transaction size resulting from more competitive gasoline pricing, enhanced store appearance and store merchandising, and increased in-store promotional activity. Adjusting for the number of weeks in fiscal 1999, the increase in total revenues was 48.3%.

Merchandise Revenue. Total merchandise revenue for fiscal 2000 was $907.6 million compared to $731.7 million for fiscal 1999, an increase of $175.9 million or 24.0%. The increase in merchandise revenue is primarily due to the revenue from stores acquired in fiscal 2000 of $68.6 million, the effect of a full year of merchandise revenue from fiscal 1999 acquisitions of $90.1 million, and comparable store merchandise sales growth of 7.5% or an increase of approximately $42.3 million. Adjusting for the number of weeks in fiscal 1999, the increase in merchandise revenues was 26.9%.

Gasoline Revenue and Gallons. Total gasoline revenue for fiscal 2000 was $1.5 billion compared to $923.8 million for fiscal 1999, an increase of $573.9 million or 62.1%. The increase in gasoline revenue is primarily due to the revenue from stores acquired in fiscal 2000 of $146.4 million, the effect of a full year of gasoline revenue from fiscal 1999 acquisitions of $197.2 million, and the impact of raising gasoline retail prices. In fiscal 2000, our average retail price of gasoline was $1.41 per gallon, which represents a $0.33 per gallon increase from fiscal 1999. These increases were partially offset by a gasoline gallon comparable store volume decline of 2.4%.

In fiscal 2000, total gasoline gallons were 1.1 billion gallons compared to 855.7 million gallons in fiscal 1999, an increase of 206.7 million gallons or 24.2%. The increase in gasoline gallons is primarily due to gallon volume of 106.1 million from stores acquired in fiscal 2000, the effect of a full year of gasoline volume from 1999 acquisitions of 151.3 million offset by comparable store gasoline volume decreases of 2.4% or a decrease of approximately 14.9 million gallons. The fiscal 2000 same store gallon decline was primarily due to lower demand coupled with heightened competitive factors in selected markets such as Tampa and Orlando. Demand has been influenced by higher gasoline retail prices as a result of wholesale gasoline cost increases and our efforts to manage the balance between gasoline gross profit and gallon volume.

Commission Revenue. Total commission revenue for fiscal 2000 was $25.9 million compared to $23.4 million for fiscal 1999, an increase of $2.5 million or 10.8%. The increase in commission revenue is primarily due to revenue from stores acquired in fiscal 2000 of $2.6 million, the effect of a full year of commission revenue from 1999 acquisitions of $3.6 million and comparable store commission revenue growth. These increases were partially offset by the loss of video poker revenue in the state of South Carolina as of July 1, 2000. As a result, video poker commission in fiscal 2000 decreased 38.8% to $3.8 million from $6.2 million in fiscal 1999.

Total Gross Profit. Total gross profit for fiscal 2000 was $468.4 million compared to $370.8 million for fiscal 1999, an increase of $97.5 million or 26.3%. The increase in gross profit is primarily due to the gross profit from stores acquired in fiscal 2000 of $37.4 million, the effect of a full year of operations from stores acquired in 1999 of $51.9 million and higher merchandise and gasoline margins. Adjusting for the number of weeks in fiscal 1999, the increase in total gross profit was 30.1%.

Merchandise Gross Margin. Fiscal 2000 merchandise gross margin was 33.3%, a 20 basis point increase over fiscal 1999. The increase was primarily due to margin improvements in selected categories and an increase in food service sales, which earn higher gross margin percentages.

Gasoline Gross Profit Per Gallon. Gasoline gross profit per gallon increased to $0.132 in fiscal 2000 from $0.123 in fiscal 1999 primarily due to our efforts to manage the balance between gasoline gallon volume and gasoline gross profit per gallon. During fiscal 2000, we experienced a volatile wholesale gasoline market due to many factors, including world crude supply and demand fundamentals, domestic fuel inventories and domestic refining capacity. Due to this volatility, our margin per gallon sold on a quarterly basis ranged from a low of $0.101 in our second quarter to a high of $0.153 in our fourth quarter of fiscal 2000.

Operating, General and Administrative Expenses. Operating expenses for fiscal 2000 were $337.1 million compared to $262.9 million for fiscal 1999, an increase of $74.3 million or 28.3%. The increase in operating expenses is primarily due to the operating and lease expenses associated with the stores acquired in fiscal 2000 of $26.1 million, the effect of a full year of expenses for stores acquired in fiscal 1999 of $38.3 million, as well as an increase in general corporate expenses associated with our store growth initiatives. As a percentage of total revenue, operating, general and administrative expenses decreased to 13.9% in fiscal 2000 from 15.7% in fiscal 1999.

Income from Operations. Income from operations for fiscal 2000 was $75.2 million compared to $65.2 million for fiscal 1999, an increase of $10.0 million or 15.4%. The increase is primarily due to the items discussed above. As a percentage of total revenue, income from operations decreased to 3.1% in fiscal 2000 from 3.9% in fiscal 1999.

EBITDA. EBITDA represents income from operations before depreciation and amortization, restructuring and other charges and extraordinary loss. EBITDA for fiscal 2000 was $131.2 million compared to $108.0 million for fiscal 1999, an increase of $23.3 million or 21.6%. The increase is primarily due to the items discussed above.

EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States of America, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt and thus we believe investors find this information useful. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.

Interest Expense (see—"Liquidity and Capital Resources—Long-Term Debt"). Interest expense in fiscal 2000 was $52.3 million compared to $41.3 million for fiscal 1999, an increase of $11.0 million or 26.8%. In fiscal 2000, interest expense was primarily related to interest costs of $20.5 million on our senior subordinated notes and approximately $30.4 million on our senior credit facility. The increase in interest expense was primarily due to increased borrowings associated with our acquisition activity and a general rise in interest rates.

Income Tax Expense. Our effective income tax rate for fiscal 2000 was 43.5%. Our effective tax rate is negatively impacted by non-deductible goodwill related to certain acquisitions and other permanent book-tax differences.

Net Income. Net income for fiscal 2000 was $14.0 million compared to net income of $10.4 million for fiscal 1999, an increase of $3.6 million or 34.4%. The increase is primarily due to the absence of any extraordinary charges in fiscal 2000 as compared to fiscal 1999, which had an extraordinary loss of $3.6 million associated with certain debt restructuring activity. Adjusting for the number of weeks in fiscal 1999 and excluding the fiscal 1999 extraordinary loss, the increase in net income in fiscal 2000 was 4.0%.

Liquidity and Capital Resources

Cash Flows from Operations. Due to the nature of our business, substantially all sales are for cash. Cash provided by operations is our primary source of liquidity. We rely primarily upon cash provided by operating activities, supplemented as necessary from time to time by borrowings under our senior credit facility, sale-leaseback transactions, asset dispositions and equity investments, to finance our operations, pay interest and fund capital expenditures and acquisitions. Cash provided by operating activities for fiscal 1999 totaled $68.6 million, for fiscal 2000 totaled $88.2 million, and for fiscal 2001 totaled $76.7 million. We had $50.6 million of cash and cash equivalents on hand at September 27, 2001.

Senior Credit Facility. On January 28, 1999, we entered into our senior credit facility. The senior credit facility consisted of a $45.0 million revolving credit facility, a $50.0 million acquisition facility and a $240.0 million term loan facility. The revolving credit facility is available to fund working capital financing, general corporate purposes and for the issuance of standby letters of credit. The acquisition facility is available to fund future acquisitions of related businesses. As of September 27, 2001, there were $45.5 million outstanding under the acquisition facility and no borrowings outstanding under the revolving credit facility, except for approximately $12.9 million of letters of credit issued thereunder. As of September 27, 2001, we have approximately $32.1 million in available borrowing capacity.

During fiscal 2000, we entered into amendments to our senior credit facility to include an additional $100.0 million under our term loan facility. Proceeds from the term loans were used to prepay amounts outstanding under our acquisition facility and to fund acquisitions closed during fiscal 2000.

For the twelve month period ending September 27, 2001, we did not satisfy two financial covenants required by our senior credit facility. We have since received a waiver from our senior credit group and executed an amendment to the senior credit facility that includes, among other things, a modification to financial covenants and increases the floating interest rate spread by 50 basis points as long as its debt ratio is greater than 4.5:1, reducing to 25 basis points when the debt ratio is less than 4.5:1. The changes to financial covenants, among other things, loosened our coverage and debt ratios and imposed tighter limits on capital expenditures and expenditures to acquire related businesses. Our net capital expenditures are limited to $27.5 million in fiscal 2002, $30.0 million in fiscal 2003, $32.5 million in 2004 and increases to $35.0 million thereafter. The amendment limits acquisition expenditures to $3.0 million in fiscal 2002 and $15.0 million in fiscal 2003.

Our senior credit facility contains covenants restricting our ability and the ability of any of our subsidiaries to, among other things: (i) incur additional indebtedness; (ii) declare dividends or redeem or repurchase capital stock; (iii) prepay, redeem or purchase debt; (iv) incur liens; (v) make loans and investments; (vi) make capital expenditures; (vii) engage in mergers, acquisitions or asset sales; and (viii) engage in transactions with affiliates. Our senior credit facility also contains financial ratios and tests which must be met with respect to minimum coverage and leverage ratios, pro forma cash flow, maximum business acquisition expenditures and maximum capital expenditures. Restrictive covenants in our debt agreements may restrict our ability to implement our acquisition strategy.

2001 Acquisitions. In fiscal 2001, we acquired a total of 45 convenience stores in 9 transactions for approximately $56.0 million, net of cash acquired. These acquisitions were funded with borrowings under our senior credit facility and cash on hand.

Capital Expenditures. Capital expenditures (excluding all acquisitions) for fiscal 2001 were $45.2 million. Capital expenditures are primarily expenditures for existing store improvements, store equipment, new store development, information systems and expenditures to comply with regulatory statutes, including those related to environmental matters. We finance substantially all capital expenditures and new store development through cash flow from operations, a sale-leaseback program or similar lease activity, vendor reimbursements and asset dispositions.

Our sale-leaseback program includes the packaging of our owned convenience store real estate, both land and buildings, for sale to investors in return for their agreement to lease the property back to us under long-term leases. Generally, the leases are operating leases at market rates with terms of twenty years with four five-year renewal options. The lease payment is based on market rates applied to the cost of each respective property. We retain ownership of all personal property and gasoline marketing equipment. The senior credit facility limits or caps the proceeds of sale-leasebacks that we can use to fund our operations or capital expenditures. Under this sale-leaseback program, we received $3.5 million in fiscal 2001 and $9.5 million during fiscal 2000.

In fiscal 2001, we received approximately $13.6 million in sale-leaseback proceeds, vendor reimbursements for capital improvements and proceeds from asset dispositions; therefore, net capital expenditures, excluding all acquisitions, for fiscal 2001 were $31.6 million. We anticipate that net capital expenditures for fiscal 2002 will be approximately $25.5 million.

Long-Term Debt. At September 27, 2001, our long-term debt consisted primarily of $200.0 million of the senior subordinated notes and $343.4 million in loans under our senior credit facility. See "—Senior Credit Facility."

We have outstanding $200.0 million of 10¼% senior subordinated notes due 2007. Interest on the senior subordinated notes is due on October 15 and April 15 of each year. The senior subordinated notes contain covenants that, among other things, restrict our ability and any restricted subsidiary's ability to (i) pay dividends or make distributions, except in amounts not in excess of a percentage of our net income or proceeds of debt or equity issuances and in amounts not in excess of $5.0 million; (ii) issue stock of subsidiaries; (iii) make investments in non-affiliated entities, except employee loans of up to $3.0 million; (iv) repurchase stock, except stock owned by employees in amounts not in excess of $2.0 million with the proceeds from debt or equity issuances; (v) incur liens not securing debt permitted under the senior subordinated notes; (vi) enter into transactions with affiliates; (vii) enter into sale-leaseback transactions or (viii) engage in mergers or consolidations.

We can incur debt under the senior subordinated notes if the ratio of our pro forma EBITDA to fixed charges, after giving effect to such incurrence, is at least 2 to 1. Even if we do not meet this ratio we can incur: (i) bank credit facility acquisition debt of up to $50.0 million and other debt in an amount equal to the greater of $45.0 million or 4.0% times our annualized revenues; (ii) capital leases or acquisition debt in amounts not to exceed in the aggregate 10% of our tangible assets at time of incurrence; (iii) intercompany debt; (iv) pre-existing debt; (v) up to $15.0 million in any type of debt or (vi) debt for refinancing of the above described debt.

The senior subordinated notes also place conditions on the terms of asset sales or transfers and require us either to reinvest the proceeds of an asset sale or transfer, or, if we do not reinvest those proceeds, to pay down our senior credit facility or other senior debt or to offer to redeem our senior subordinated notes with any asset sale proceeds not so used. All of the senior subordinated notes may be redeemed after October 15, 2002 at a redemption price which begins at 105.125% and decreases to 100.0% after October 2005.

Cash Flows From Financing Activities. We used proceeds from our senior credit facility and cash on hand to finance fiscal 2001 acquisitions and long-term debt principal requirements.

Cash Requirements. We believe that cash on hand, together with cash flow anticipated to be generated from operations, short-term borrowing for seasonal working capital and permitted borrowings under our credit facilities will be sufficient to enable us to satisfy anticipated cash requirements for operating, investing and financing activities, including debt service, for the next twelve months.

Shareholders' Equity. As of September 27, 2001, our shareholders' equity totaled $111.1 million. The decrease of $6.8 million in shareholders' equity is attributed to fiscal year 2001 net loss of $2.7 million and a decrease of $4.3 million in accumulated comprehensive income related to the fair value changes in our qualifying derivative financial instruments.

Additional paid-in capital is impacted by the accounting treatment applied to a 1987 leveraged buyout of the outstanding common stock of our predecessor which resulted in a debit to equity of $17.1 million. This debit had the effect, among others, of offsetting $7.0 million of equity capital invested in us by our shareholders.

Environmental Considerations. We are required by federal and state regulations to maintain evidence of financial responsibility for taking corrective action and compensating third parties in the event of a release from our underground storage tank systems. In order to comply with the applicable requirements, we maintain surety bonds in the aggregate amount of approximately $2.0 million in favor of state environmental enforcement agencies in the states of North Carolina, South Carolina, Georgia, Virginia, Tennessee, Indiana, Kentucky and Louisiana. We also rely on reimbursements from applicable state trust funds. In Florida and Georgia, we meet such financial responsibility requirements through private commercial liability insurance. In Mississippi, we meet our financial responsibility requirements through coverage under the state trust fund.

All states in which we operate or have operated underground storage tank systems have established trust funds for the sharing, recovering and reimbursing of certain cleanup costs and liabilities incurred as a result of releases from underground storage tank systems. These trust funds, which essentially provide insurance coverage for the cleanup of environmental damages caused by the operation of underground storage tank systems, are funded by an underground storage tank registration fee and a tax on the wholesale purchase of motor fuels within each state. We have paid underground storage tank registration fees and gasoline taxes to each state where we operate to participate in these trust programs and we have filed claims and received reimbursement in North Carolina, South Carolina, Kentucky, Indiana, Georgia, Florida and Tennessee. We have also filed claims and received credit toward our trust fund deductibles in Virginia. The coverage afforded by each state fund varies but generally provides up to $1.0 million per site or occurrence for the cleanup of environmental contamination, and most provide coverage for third-party liabilities.

Environmental reserves of $12.2 million as of September 27, 2001, represent estimates for future expenditures for remediation, tank removal and litigation associated with 535 known contaminated sites as a result of releases and are based on current regulations, historical results and certain other factors. Although we can make no assurances, we anticipate that we will be reimbursed for a portion of these expenditures from state trust funds and private insurance. As of September 27, 2001, amounts which are probable of reimbursement (based on our experience) from those sources total $10.4 million and are recorded as long-term environmental receivables. These receivables are expected to be collected within a period of twelve to eighteen months after the reimbursement claim has been submitted. In Florida, remediation of such contamination before January 1, 1999 will be performed by the state and we expect that substantially all of the costs will be paid by the state trust fund. We do have locations where the applicable trust fund does not cover a deductible or has a co-pay which may be less than the cost of such remediation. To the extent such third parties do not pay for remediation as we anticipate, we will be obligated to make such payments, which could materially adversely affect our financial condition and results of operations. Reimbursement from state trust funds will be dependent upon the maintenance and continued solvency of the various funds. Although we are not aware of releases or contamination at other locations where we currently operate or have operated stores, any such releases or contamination could require substantial remediation expenditures, some or all of which may not be eligible for reimbursement from state trust funds.

Several of the locations identified as contaminated are being cleaned up by third parties who have indemnified us as to responsibility for clean up matters. Additionally, we are awaiting closure notices on several other locations which will release us from responsibility related to known contamination at those sites. These sites continue to be included in our environmental reserve until a final closure notice is received.

Recently Adopted Accounting Standards

Effective September 29, 2000, we adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* ("SFAS No. 133"). SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

As a result of our financing activities, we are exposed to changes in interest rates, which may adversely affect our results of operations and financial condition. In seeking to minimize the risk associated with these activities we have entered into interest rate swap arrangements, which effectively convert a portion of our variable rate debt to a fixed rate. The adoption of SFAS No.133 resulted in a cumulative transition adjustment of approximately $461 thousand (net of taxes of $289 thousand). The initial adoption of SFAS No. 133 did not have a material impact on our results of operations or financial condition. Our derivative liabilities were $11.3 million as of September 27, 2001.

Effective September 29, 2000, we also adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements.* SAB No. 101 clarifies certain existing accounting principles for the timing of revenue recognition and the classification of certain income, expense and balance sheets in the financial statements. The adoption of SAB No. 101 did not have a material impact on our results of operations and financial condition.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations,* which establishes accounting and reporting standards for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 141 eliminates the pooling-of-interest method of accounting and requires all acquisitions consummated subsequent to June 30, 2001 to be accounted for under the purchase method. The adoption of SFAS No. 141 did not have a material impact on our results of operations and financial condition.

Recently Issued Accounting Standards Not Yet Adopted

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets,* which addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 eliminates amortization of goodwill and other intangible assets that are determined to have an indefinite useful life and instead requires an impairment only approach. At adoption, any goodwill impairment loss will be recognized as the cumulative effect of a change in accounting principal. Subsequently, any impairment losses will be recognized as a component of income from operations. As of September 27, 2001, we have net goodwill of $277.7 million and have incurred $9.7 million in goodwill amortization in the statement of operations during fiscal 2001. The adoption of SFAS No. 142 will result in our discontinuation of goodwill amortization. We will be required to test goodwill using an impairment method under the new standard at adoption and at least annually thereafter, which could have an adverse effect on our future results of operations if an impairment occurs. As permitted, we early adopted SFAS No. 142 effective September 28, 2001.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of SFAS No. 143 is required for fiscal years beginning after June 15, 2002, which would be our first quarter of fiscal 2003. We do not anticipate the adoption of SFAS No. 143 will have a material impact on our results of operations and financial condition.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We do not anticipate that the adoption of SFAS No. 144 will have a material impact on our results of operations and financial condition.

Inflation

During fiscal 2001, wholesale gasoline fuel prices remained volatile, hitting a high of $36 per barrel in October 2000 and a low of $21 per barrel in September 2001. Generally, we pass along wholesale gasoline cost changes to our customers through retail price changes. Gasoline price volatility has had an impact on total revenue, gross profit dollars and gross profit percentage.

General CPI, excluding energy, increased 2.7% during fiscal 2001 and food at home, which is most indicative of our merchandise inventory, increased similarly. While we have generally been able to pass along these price increases to our customers, we can make no assurances that continued inflation will not have a material adverse effect on our sales and gross profit dollars.

Quantitative and Qualitative Disclosures About Market Risk

Quantitative Disclosures:

We are exposed to certain market risks inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business and, in some cases, relate to our acquisitions of related businesses. We are subject to interest rate risk on our existing long-term debt and any future financing requirements. Our fixed rate debt consists primarily of outstanding balances on our senior subordinated notes and our variable rate debt relates to borrowings under our senior credit facility.

The following table presents the future principal cash flows and weighted-average interest rates expected on our existing long-term debt instruments. Fair values have been determined based on quoted market prices as of December 12, 2001.

EXPECTED MATURITY DATE

	As of September 27, 2001							
Dollars in Thousands	FY 2002	FY 2003	FY 2004	FY 2005	FY 2006	Thereafter	Total	Fair Value
Long-Term Debt	$40,000	$43,255	$52,912	$88,654	$119,354	$200,000	$544,175	$539,096
Weighted-Average Interest Rate	9.20%	9.05%	8.62%	8.87%	9.57%	10.25%	9.14%	
	As of September 28, 2000							
	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005	Thereafter	Total	Fair Value
Long-Term Debt	$20,650	$25,319	$28,573	$45,073	$ 88,654	$319,354	$527,623	$503,472
Weighted-Average Interest Rate	10.14%	10.22%	10.23%	10.22%	10.24%	10.26%	10.22%	

In order to reduce our exposure to interest rate fluctuations, we have entered into interest rate swap arrangements, in which we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional amount. The interest rate differential is reflected as an adjustment to interest expense over the life of the swaps. Fixed rate swaps are used to reduce our risk of increased interest costs during periods of rising interest rates. At September 27, 2001, the interest rate on 70.0% of our debt was fixed by either the nature of the obligation or through the interest rate swap arrangements compared to 70.6% at September 28, 2000.

The following table presents the notional principal amount, weighted-average pay rate, weighted-average receive rate and weighted-average years to maturity on the Company's interest rate swap contracts:

INTEREST RATE SWAP CONTRACTS

Dollars in Thousands	September 27, 2001	September 28, 2000
Notional principal amount	$180,000	$170,000
Weighted-average pay rate	6.12%	6.41%
Weighted-average receive rate	2.92%	6.83%
Weighted-average years to maturity	1.86	2.11

Effective February 1, 2001, we entered into an interest rate collar agreement covering a notional amount of $55.0 million. The interest rate collar agreement expires February 2003, and has a cap rate of 5.70% and a floor rate of 5.03%. As of September 27, 2001, the fair value of our swap and collar agreements represented a liability of $11.1 million.

Qualitative Disclosures:

Our primary exposure relates to:

- interest rate risk on long-term and short-term borrowings;
- our ability to refinance our senior subordinates notes at maturity at market rates;
- the impact of interest rate movements on our ability to meet interest expense requirements and exceed financial covenants and
- the impact of interest rate movements on our ability to obtain adequate financing to fund future acquisitions.

We manage interest rate risk on our outstanding long-term and short-term debt through our use of fixed and variable rate debt. While we cannot predict or manage our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, management continues to evaluate our financial position on an ongoing basis.

Dollars in Thousands	September 27, 2001	September 28, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50,611	$ 53,354
Receivables (net of allowance for doubtful accounts of $1,205 at September 28, 2000 and $146 at September 27, 2001)	30,424	23,163
Inventories (Note 3)	81,687	87,962
Prepaid expenses	3,521	5,318
Property held for sale	1,644	2,324
Deferred income taxes (Note 9)	2,591	2,070
Total current assets	170,478	174,191
Property and equipment, net (Notes 4 and 10)	470,678	466,967
Other assets:		
Goodwill (net of accumulated amortization of $24,352 at September 28, 2000 and $34,096 at September 27, 2001) (Note 2)	277,665	250,977
Deferred financing costs (net of accumulated amortization of $4,513 at September 28, 2000 and $6,584 at September 27, 2001) (Note 5)	10,299	12,317
Environmental receivables (Note 11)	10,428	12,818
Other	10,444	13,650
Total other assets	308,836	289,762
Total assets	$949,992	$930,920
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Current maturities of long-term debt (Note 5)	$ 40,000	$ 20,650
Current maturities of capital lease obligations (Note 10)	1,363	1,151
Accounts payable	94,169	101,931
Accrued interest (Note 5)	11,163	12,050
Accrued compensation and related taxes	12,514	13,889
Income taxes payable (Note 9)	—	1,250
Other accrued taxes	14,515	13,396
Accrued insurance	6,161	5,678
Other accrued liabilities (Notes 6, 7 and 11)	20,423	9,116
Total current liabilities	200,308	179,111
Long-term debt (Note 5)	504,175	506,975
Other non-current liabilities:		
Environmental costs (Note 11)	12,207	14,066
Deferred income taxes (Note 9)	33,488	34,508
Deferred revenue (Note 11)	57,560	54,802
Capital lease obligations (Note 10)	14,020	12,648
Other (Note 6)	17,093	10,830
Total other non-current liabilities	134,368	126,854
Commitments and contingencies (Notes 5, 10, 11 and 16)		
Shareholders' Equity:		
Common stock, $.01 par value, 50,000,000 shares authorized; 18,111,474 and 18,114,737 issued and outstanding at September 28, 2000 and September 27, 2001, respectively (Note 13)	182	182
Additional paid-in capital (Note 13)	128,043	128,018
Shareholder loans	(837)	(912)
Accumulated other comprehensive deficit (net of deferred taxes of $2,781 at September 27, 2001) (Note 6)	(4,283)	—
Accumulated deficit	(11,964)	(9,308)
Total shareholders' equity	111,141	117,980
Total liabilities and shareholders' equity	$949,992	$930,920

The accompanying notes are an integral part of these consolidated financial statements.

Dollars in Thousands, except per share amounts	September 27, 2001	September 28, 2000	September 30, 1999
	(52 weeks)	(52 weeks)	(53 weeks)
Revenues:			
Merchandise sales	$ 968,614	$ 907,550	$ 731,681
Gasoline sales	1,652,725	1,497,696	923,786
Commissions	21,705	25,938	23,403
Total revenues	2,643,044	2,431,184	1,678,870
Cost of sales:			
Merchandise	645,012	605,054	489,258
Gasoline	1,510,389	1,357,766	818,784
Total cost of sales	2,155,401	1,962,820	1,308,042
Gross profit	487,643	468,364	370,828
Operating expenses:			
Operating, general and administrative expenses	364,134	337,116	262,852
Restructuring and other charges (Note 7)	4,771	—	—
Depreciation and amortization	63,545	56,062	42,798
Total operating expenses	432,450	393,178	305,650
Income from operations	55,193	75,186	65,178
Other income (expense):			
Interest expense (Note 8)	(58,731)	(52,329)	(41,280)
Miscellaneous	1,753	1,915	852
Total other expense	(56,978)	(50,414)	(40,428)
Income (loss) before income taxes and extraordinary loss	(1,785)	24,772	24,750
Income tax expense (Note 9)	(871)	(10,776)	(10,750)
Net income (loss) before extraordinary loss	(2,656)	13,996	14,000
Extraordinary loss (Note 5)	—	—	(3,584)
Net income (loss)	$ (2,656)	$ 13,996	$ 10,416
Net income (loss) applicable to common shareholders (Note 14)	$ (2,656)	$ 13,996	$ 6,233
Earnings per share (Note 17):			
Basic:			
Income (loss) before extraordinary loss	$ (0.15)	$ 0.77	$ 0.71
Extraordinary loss	—	—	(0.26)
Net income (loss)	$ (0.15)	$ 0.77	$ 0.45
Diluted:			
Income (loss) before extraordinary loss	$ (0.15)	$ 0.74	$ 0.65
Extraordinary loss	—	—	(0.24)
Net income (loss)	$ (0.15)	$ 0.74	$ 0.41

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock	
Shares and Dollars in Thousands	Shares	Par Value	Shares	Par Value
Balance at September 24, 1998	18	$ —	11,705	$117
Net income	—	—	—	—
Issuances of common stock	—	—	157	2
Public sale of common stock at $13.00 per share, net of expenses	—	—	6,250	63
Redemption of Series B preferred stock	(18)	—	—	—
Dividends on preferred stock	—	—	—	—
Balance at September 30, 1999	—	—	18,111	182
Net income	—	—	—	—
Repayment of shareholder loans	—	—	—	—
Stock issue costs	—	—	—	—
Balance at September 28, 2000	—	—	18,111	182
Other comprehensive loss, net of tax:				
Net loss	—	—	—	—
Amortization of cumulative effect adjustment	—	—	—	—
Unrealized losses on qualifying cash flow hedges	—	—	—	—
Other comprehensive loss				
Cumulative effect of change in accounting principal	—	—	—	—
Repayment of shareholder loans	—	—	—	—
Share repurchase	—	—	(4)	(1)
Exercise of stock options	—	—	8	1
Balance, September 27, 2001	—	$ —	18,115	$182

(1) Represents excess of amount paid in 1987 leveraged buy-out over net book value for "carryover" shareholders. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Other[(1)]	Total Additional Paid-in Capital	Shareholder Loans	Accumulated Comprehensive Deficit	Accumulated Deficit	Total
$ 86,048	$(17,109)	$ 68,939	$(215)	$ —	$(29,537)	$ 39,304
—	—	—	—	—	10,416	10,416
1,788	—	1,788	(722)	—	—	1,068
72,916	—	72,916	—	—	—	72,979
(15,387)	—	(15,387)	—	—	(2,113)	(17,500)
—	—	—	—	—	(2,070)	(2,070)
145,365	(17,109)	128,256	(937)	—	(23,304)	104,197
—	—	—	—	—	13,996	13,996
—	—	—	25	—	—	25
(238)	—	(238)	—	—	—	(238)
145,127	(17,109)	128,018	(912)	—	(9,308)	117,980
—	—	—	—	—	(2,656)	(2,656)
—	—	—	—	98	—	98
—	—	—	—	(3,920)	—	(3,920)
						(6,478)
—	—	—	—	(461)	—	(461)
—	—	—	75	—	—	75
(43)	—	(43)	—	—	—	(43)
68	—	68	—	—	—	68
$145,152	$(17,109)	$128,043	$(837)	$(4,283)	$(11,964)	$111,141

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Thousands	September 27, 2001 (52 weeks)	September 28, 2000 (52 weeks)	September 30, 1999 (53 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (2,656)	$ 13,996	$ 10,416
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extraordinary loss	—	—	3,406
Depreciation and amortization	63,545	56,062	42,798
Provision for deferred income taxes	871	8,168	530
Loss on sale of property and equipment	131	1,995	4,484
Provision for environmental expenses	(1,859)	(1,336)	(1,735)
Impairment of long-lived assets	2,298	—	—
Fair market value change in non-qualifying derivatives	4,244	—	—
Provision for closed stores	1,919	430	—
Changes in operating assets and liabilities, net of effects of acquisitions:			
Receivables	(4,860)	1,217	8,741
Inventories	9,469	(2,447)	(11,138)
Prepaid expenses	2,121	834	(34)
Other non-current assets	3,048	(1,968)	(830)
Accounts payable	(7,762)	2,328	22,556
Other current liabilities and accrued expenses	1,194	(2,352)	(27,310)
Employment obligations	—	(496)	(448)
Other non-current liabilities	4,999	11,728	17,131
Net cash provided by operating activities	76,702	88,159	68,567
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property held for sale	(1,637)	(2,094)	(178)
Additions to property and equipment	(43,582)	(56,414)	(47,416)
Proceeds from sale-leaseback transactions	3,504	9,470	10,724
Proceeds from sale of property and equipment	3,761	7,033	2,366
Acquisitions of related businesses, net of cash acquired	(55,993)	(106,686)	(194,414)
Net cash used in investing activities	(93,947)	(148,691)	(228,918)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal repayments under capital leases	(2,070)	(1,703)	(1,495)
Principal repayments of long-term debt	(23,487)	(71,284)	(184,888)
Proceeds from issuance of long-term debt	40,037	158,000	297,000
Redemption of Series B preferred stock	—	—	(17,500)
Net proceeds from initial public offering	—	—	72,979
Net proceeds from other equity issues	—	—	1,068
Accrued dividends paid on preferred stock	—	—	(6,461)
Stock issue costs	—	(238)	—
Proceeds from exercise of stock options, net of repurchases	25	—	—
Repayment of shareholder loans	75	25	—
Other financing costs	(78)	(2,071)	(3,599)
Net cash provided by financing activities	14,502	82,729	157,104
Net increase (decrease)	(2,743)	22,197	(3,247)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	53,354	31,157	34,404
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 50,611	$ 53,354	$ 31,157

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—History of Company and Summary of Significant Accounting Policies:

The Pantry

The consolidated financial statements include the accounts of The Pantry, Inc. (the "Company" or "The Pantry") and its wholly-owned subsidiaries. Transactions and balances of each of these wholly-owned subsidiaries are also immaterial to the consolidated financial statements. All intercompany transactions and balances have been eliminated in consolidation. The Pantry owns and operates 1,324 convenience stores in Florida (505), North Carolina (341), South Carolina (254), Georgia (57), Kentucky (42), Mississippi (56), Virginia (31), Indiana (16), Tennessee (14), and Louisiana (8).

During fiscal 1996, Freeman Spogli & Co. ("Freeman Spogli") and Chase Manhattan Capital Corporation ("Chase") acquired a controlling interest in the Company through a series of transactions which included the purchase of common stock from certain stockholders and the purchase of newly issued common and preferred stock. During fiscal years 1997 and 1998, the Company issued additional shares of common and preferred stock to existing stockholders and certain directors and executives of the Company. As of September 27, 2001, Freeman Spogli owns 10,329,524 shares of common stock and warrants to purchase 2,346,000 shares of common stock, which represents beneficial ownership of approximately 62.0% of our outstanding shares, including shares underlying warrants. Chase and its affiliates own 2,209,427 shares of common stock, or 12.2% of our outstanding shares.

On June 8, 1999, we offered and sold 6,250,000 shares of our common stock in our initial public offering (the "IPO"). The initial offering price was $13.00 per share and the Company received $75.6 million in net proceeds, before expenses. The net proceeds were used (i) to repay $19.0 million in indebtedness under the senior credit facility; (ii) to redeem $17.5 million in outstanding preferred stock and (iii) to pay accrued dividends on the preferred stock of $6.5 million. Of the remaining $32.6 million, $30.2 million was used to fund acquisitions closed during the fourth quarter of fiscal 1999 and $2.4 million was reserved to pay fees and expenses associated with the IPO.

Accounting Period

The Pantry operates on a 52- or 53-week fiscal year ending on the last Thursday in September. For 2000 and 2001, The Pantry's fiscal years contained 52 weeks and for 1999, The Pantry's fiscal year contained 53 weeks.

Acquisition Accounting

Generally, our acquisitions are accounted for under the purchase method of accounting whereby purchase price is allocated to assets acquired and liabilities assumed based on fair value. Excess of purchase price over fair value of net assets acquired is recorded as goodwill. Accordingly, the Consolidated Statement of Operations for the fiscal years presented includes the results of operations for each of the acquisitions from the date of acquisition only.

On August 13, 1987, Montrose Pantry Acquisition Corporation acquired all of our common stock in a leveraged buy-out. Certain individuals and entities which held an ownership interest retained approximately 45% ownership after the leveraged buy-out and a new basis of accounting was established which resulted in a partial step-up in basis. In accordance with EITF 88-16 and to the extent that certain individuals and entities maintained their equity interests, the excess amount paid over net book value was recorded as a debit in shareholders' equity ($17.1 million).

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method for merchandise inventories and using the first-in, first-out method for gasoline inventories.

Property Held for Sale

Property is classified as current assets when management's intent is to sell these assets in the ensuing fiscal year and is recorded at the lower of cost or fair value less cost to sell.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided primarily by the straight-line method over the estimated useful lives of the assets for financial statement purposes and by accelerated methods for income tax purposes.

Estimated useful lives for financial statement purposes are as follows:

Buildings	20 to 33½ years
Equipment, furniture and fixtures	3 to 10 years
Automobiles	3 to 5 years

Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Leased buildings capitalized in accordance with SFAS No. 13, *Accounting for Leases,* are recorded at the lesser of fair value or the discounted present value of future lease payments at the inception of the leases. Amounts capitalized are amortized over the estimated useful lives of the assets or terms of the leases (generally 5 to 20 years) using the straight-line method.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over periods of 20 to 40 years (weighted-average useful life of 30 years). The Pantry considers legal, contractual, regulatory, obsolescence and competitive factors in determining the useful life and amortization period of this intangible asset. Additions to goodwill and increases in goodwill amortization expense primarily relate to our acquisition of the stock or assets of convenience store operators.

The Pantry assesses the recoverability of this intangible asset by determining whether amortization of the goodwill balance over its remaining life can be recovered through estimated undiscounted future operating results. Estimated future results are based on a trend of historical results for the trailing three fiscal years and management's estimate of future results which indicate that the goodwill balances will be recovered over the various periods remaining to be benefited.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When an evaluation is required, the projected future undiscounted cash flows due to each store are compared to the carrying value of the long-lived assets, including an allocation of goodwill if appropriate, of that store to determine if a write-down to fair value is required. The Company recorded a provision of approximately $1.2 million in fiscal 2001 for asset impairments for certain real estate, leasehold improvements and store and gasoline equipment at certain underperforming stores.

Deferred Financing Cost

Deferred financing cost represents expenses related to issuing The Pantry's long-term debt, obtaining its lines of credit and obtaining lease financing. See Note 5—Long-Term Debt and Note 10—Leases. Such amounts are being amortized over the remaining term of the respective financing.

Vendor Allowances, Rebates and Other Vendor Payments

The Pantry receives payments for vendor allowances, volume rebates and other supply arrangements in connection with various programs. The Pantry records these payments as a reduction to cost of sales or expenses to which the particular vendor payment relates. For unearned payments, The Pantry records deferred income and amortizes the balance, as earned, over the term of the respective agreement. The amounts recorded against cost of sales were $54.7 million, $78.6 million and $81.2 million for fiscal years 1999, 2000 and 2001, respectively.

Environmental Costs

The Pantry accounts for the cost incurred to comply with federal and state environmental regulations as follows:

- The environmental reserve reflected in the financial statements is based on internal and external estimates of the costs to remediate sites relating to the operation of underground storage tanks. Factors considered in the estimates of the reserve are the expected cost to remediate each contaminated site and the estimated length of time to remediate each site.
- Future remediation costs for amounts of deductibles under, or amounts not covered by, state trust fund programs and third-party insurance arrangements and for which the timing of payments can be reasonably estimated are discounted using a 10% rate. All other environmental costs are provided for on an undiscounted basis.
- Amounts which are probable of reimbursement under state trust fund programs or third-party insurers, based on The Pantry's experience, are recognized as receivables and are expected to be collected within a period of twelve to eighteen months after the reimbursement claim has been submitted. These receivables exclude all deductibles and an estimate for uncollectible reimbursements. The Pantry's reimbursement experience exceeds a 95% collection rate. The adequacy of the liability and uncollectible receivable reserve is evaluated quarterly and adjustments are made based on updated experience at existing sites, newly identified sites and changes in governmental policy.
- Annual fees for tank registration and environmental compliance testing are expensed as incurred.
- Expenditures for upgrading tank systems including corrosion protection, installation of leak detectors and overfill/spill devices are capitalized and depreciated over the remaining useful life of the asset or the respective lease term, whichever is less.
- The tank removal costs associated with locations which The Pantry plans to sell or dispose of in the near future are estimated annually and a liability is established through a charge to expense. The costs to remove tanks at active locations are expensed as incurred.

Income Taxes

All operations of The Pantry and its subsidiaries are included in a consolidated federal income tax return. Pursuant to SFAS No. 109, *Accounting for Income Taxes,* The Pantry recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial statement carrying amounts and the related tax basis.

Excise and Use Taxes

The Pantry collects and remits various federal and state excise taxes on petroleum products. Gasoline sales and cost of sales included excise taxes of approximately $303.5 million, $419.3 million and $450.2 million for 1999, 2000 and 2001, respectively.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense was approximately $1.7 million, $2.3 million and $2.0 million for fiscal 1999, 2000 and 2001, respectively.

Stock Based Compensation

The Pantry's stock option plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* The Pantry follows the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation.*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Segment Reporting

In 1999, The Pantry adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Pantry operates in one operating segment.

Reclassifications

Certain amounts in the fiscal 1999 and 2000 consolidated financial statements have been reclassified to conform to the fiscal 2001 presentation.

Recently Adopted Accounting Standards

Effective September 29, 2000, we adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* ("SFAS No. 133"). SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

As a result of our financing activities, we are exposed to changes in interest rates, which may adversely affect our results of operations and financial condition. In seeking to minimize the risk associated with these activities we have entered into interest rate swap arrangements, which effectively convert a portion of our variable rate debt to a fixed rate. The adoption of SFAS No. 133 resulted in a cumulative transition adjustment of approximately $461 thousand (net of taxes of $289 thousand). The initial adoption of SFAS No. 133 did not have a material impact on our results of operations or financial condition.

Effective September 29, 2000, we also adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements.* SAB No. 101 clarifies certain existing accounting principles for the timing of revenue recognition and the classification of certain income, expense and balance sheets in the financial statements. The adoption of SAB No. 101 did not have a material impact on our results of operations and financial condition.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations,* which establishes accounting and reporting standards for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 141 eliminates the pooling-of-interest method of accounting and requires all acquisitions consummated subsequent to June 30, 2001, to be accounted for under the purchase method. The adoption of SFAS No. 141 did not have a material impact on our results of operations and financial condition.

Recently Issued Accounting Standards Not Yet Adopted

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets,* which addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 eliminates amortization of goodwill and other intangible assets that are determined to have an indefinite useful life and instead requires an impairment only approach. At adoption, any goodwill impairment loss will be recognized as the cumulative effect of a change in accounting principal. Subsequently, any impairment losses will be recognized as a component of income from operations. As of September 27, 2001, we have net goodwill of $277.7 million and have incurred $9.7 million in goodwill amortization in the statement of operations during fiscal 2001. The adoption of SFAS No. 142 will result in our discontinuation of goodwill amortization. We will be required to test goodwill using an impairment method under the new standard at adoption and at least annually thereafter, which could have an adverse effect on our future results of operations if an impairment occurs. As permitted, the Company early adopted SFAS No. 142 effective September 28, 2001.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of SFAS No. 143 is required for fiscal years beginning after June 15, 2002, which would be our first quarter of fiscal 2003. We do not anticipate the adoption of SFAS No. 143 will have a material impact on our results of operations and financial condition.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We do not anticipate that the adoption of SFAS No. 144 will have a material impact on our results of operations and financial condition.

Note 2—Business Acquisitions:

During fiscal 2001, The Pantry acquired 45 convenience stores located in North Carolina, South Carolina, Louisiana, Mississippi and Virginia in 9 separate transactions. The transactions were accounted for by the purchase method of accounting. The 2001 acquisitions were funded from borrowings under the senior credit facility and cash on hand.

During fiscal 2000, The Pantry acquired 143 convenience stores located in North Carolina, South Carolina, Florida, Georgia, Mississippi and Virginia in 18 separate transactions. The transactions were accounted for by the purchase method of accounting. The 2000 acquisitions were funded from borrowings under the senior credit facility and cash on hand.

The purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the fair values on the dates of the acquisitions, as follows (amounts in thousands):

	2001	2000
ASSETS ACQUIRED:		
Receivables, net	$ 11	$ 1,464
Inventories	3,195	9,275
Prepaid expenses and other current assets	323	441
Property and equipment	17,931	52,750
Other non-current assets	643	5,203
Total assets acquired	22,103	69,133
LIABILITIES ASSUMED:		
Accounts payable—trade	—	6,998
Other liabilities and accrued expenses	667	2,039
Environmental remediation liabilities	—	25
Other non-current liabilities	1,087	7,325
Total liabilities assumed	1,754	16,387
Net tangible assets acquired	20,349	52,746
Excess of purchase price over fair value of net assets acquired	35,644	53,940
Total consideration paid, including direct costs, net of cash acquired	$55,993	$106,686

The purchase price allocations for certain of the 2001 acquisitions are preliminary estimates, based on available information, internal estimates and certain assumptions management believes are reasonable. Accordingly, the purchase price allocations are subject to finalization pending the completion of appraisals of assets acquired. The excess of the purchase prices over fair values of the net assets acquired for all acquisitions has been recorded as goodwill, which is being amortized on a straight-line basis over 30 years.

The following unaudited pro forma information presents a summary of consolidated results of operations of The Pantry and acquired businesses as if the 2001 transactions occurred at the beginning of the fiscal year for each of the periods presented (amounts in thousands, except per share data):

	2001	2000
Total revenues	$2,674,283	$2,540,850
Net income (loss)	$ (2,245)	$ 14,880
Earnings per share:		
Basic	$ (0.12)	$ 0.82
Diluted	$ (0.12)	$ 0.79

Note 3—Inventories:

At September 28, 2000 and September 27, 2001, inventories consisted of the following (in thousands):

	2001	2000
Inventories at FIFO cost:		
Merchandise	$ 73,861	$ 70,461
Gasoline	21,765	28,806
	95,626	99,267
Less adjustment to LIFO cost:		
Merchandise	(13,939)	(11,305)
Inventories at LIFO cost	$ 81,687	$ 87,962

The positive effect on cost of sales of LIFO inventory liquidations was $53 thousand, $4 thousand and $2.2 million for fiscal years 1999, 2000 and 2001, respectively.

Note 4—Property and Equipment:

At September 28, 2000 and September 27, 2001, property and equipment consisted of the following (in thousands):

	2001	2000
Land	$ 85,222	$ 86,568
Buildings	138,425	129,643
Equipment	368,602	345,240
Leasehold improvements	66,156	57,811
Construction in progress	9,307	9,749
	667,712	629,011
Less—accumulated depreciation and amortization	(197,034)	(162,044)
Property and equipment, net	$ 470,678	$ 466,967

Note 5—Long-Term Debt:

At September 28, 2000 and September 27, 2001, long-term debt consisted of the following (in thousands):

	2001	2000
Senior subordinated notes payable; due October 15, 2007; interest payable semi-annually at 10.25%	**$200,000**	$200,000
Term loan facility—Tranche A; interest payable monthly at LIBOR plus 3.0%; principal due in quarterly installments through January 31, 2004	**45,906**	61,906
Term loan facility—Tranche B; interest payable monthly at LIBOR plus 3.5%; principal due in quarterly installments through January 31, 2006	**178,079**	179,973
Term loan facility—Tranche C; interest payable monthly at LIBOR plus 3.75%; principal due in quarterly installments through January 31, 2006	**73,875**	74,625
Acquisition facility; interest payable monthly at LIBOR plus 3.0%; principal due in quarterly installments beginning April 30, 2001 through January 31, 2004	**45,500**	10,000
Note payable; zero (0.0%) interest, with principal due in annual installments through February 26, 2003	**593**	891
Other notes payable; various interest rates and maturity dates	**222**	230
	544,175	527,625
Less—current maturities	**(40,000)**	(20,650)
Long-term debt, net of current maturities	**$504,175**	$506,975

The senior subordinated notes contain covenants that, among other things, restrict the ability of The Pantry and any restricted subsidiary to (i) incur additional debt; (ii) pay dividends or make distributions; (iii) issue stock of subsidiaries; (iv) make certain investments or repurchase stock; (v) create liens; (vi) enter into transactions with affiliates or sale-leaseback transactions and (vii) merge or consolidate The Pantry or any of its subsidiaries or sell or transfer assets. The senior subordinated notes also contain financial ratios and tests which must be met with respect to minimum coverage and leverage ratios, pro forma cash flow and capital expenditures.

At September 27, 2001, The Pantry has a senior credit facility which consists of a $45.0 million revolving credit facility available for working capital financing, general corporate purposes and issuing commercial and standby letters of credit and $390 million in term loans. The LIBOR associated with our senior credit facility resets monthly and as of September 27, 2001 was 2.61%.

In connection with entering into the senior credit facility in fiscal 1999, The Pantry redeemed $49.0 million in principal amount of senior notes and paid accrued and unpaid interest up to, but not including, the date of purchase and a 4% call premium. The Pantry recognized an extraordinary loss of approximately $3.6 million in connection with the repurchase of the senior notes including the payment of the 4% call premium of $2.0 million, fees paid in connection with the amendments and commitments under the senior credit facility, and the write-off of deferred financing costs related to the repayment of The Company's former bank credit facility.

As of September 27, 2001, there were outstanding letters of credit of $12.9 million issued under the revolving credit facility and $32.1 million in available credit.

The senior credit facility contains covenants restricting the ability of The Pantry and any of its subsidiaries to, among other things, (i) incur additional indebtedness; (ii) declare dividends or redeem or repurchase capital stock; (iii) prepay, redeem or purchase debt; (iv) incur liens; (v) make loans and investments; (vi) make capital expenditures; (vii) engage in mergers, acquisitions or asset sales and (viii) engage in transactions with affiliates. The senior credit facility also contains financial ratios and tests which must be met with respect to minimum coverage and leverage ratios, pro forma cash flow, maximum business acquisition expenditures and maximum capital expenditures.

For the twelve month period ending September 27, 2001, The Pantry did not satisfy two financial covenants required by our senior credit facility. The Pantry has since received a waiver from its senior credit group and on November 7, 2001, entered into an amendment to the senior credit facility that includes, among other things, a modification to financial covenants and increases the floating interest rate spread by 50 basis points as long as its debt ratio is greater than 4.5:1, reducing to 25 basis points when the debt ratio is less than 4.5:1.

As of September 27, 2001, substantially all of The Pantry's and its subsidiaries' net assets are restricted as to payment of dividends and other distributions.

The Pantry's long-term debt maturities for each of the five years following September 27, 2001 and thereafter are: $40.0 million in 2002; $43.2 million in 2003; $52.9 million in 2004; $88.7 million in 2005; $119.2 million in 2006 and $200.2 million thereafter.

The fair value of the Company's indebtness approximated $539.1 million at September 27, 2001.

Note 6—Derivative Financial Instruments and Other Comprehensive Loss:

On September 29, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which requires that all derivatives be recorded on the balance sheet at fair value. Upon adoption on September 29, 2000, the cumulative transition adjustment was approximately $461 thousand (net of taxes of $289 thousand).

The Company enters into interest rate swap and collar agreements to modify the interest characteristics of its outstanding long-term debt and has designated each qualifying instrument as a cash flow hedge. The Company formally documents its hedge relationships, including identifying the hedge instruments and hedged items, as well as its risk management objectives and strategies for entering into the hedge transaction. At hedge inception, and at least quarterly thereafter, the Company assesses whether derivatives used to hedge transactions are highly effective in offsetting changes in the cash flow of the hedged item. The Company measures effectiveness by the ability of the interest rate swaps to offset cash flows associated with changes in the variable LIBOR rate associated with its term loan facilities using the hypothetical derivative method. To the extent the instruments are considered to be effective, changes in fair value are recorded as a component of other comprehensive income. To the extent the instruments are considered ineffective, any changes in fair value relating to the ineffective portion are immediately recognized in earnings (interest expense). When it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument are recognized in earnings. Interest expense of $4.2 million was recorded in fiscal 2001 for both the ineffective portion of the cash flow hedges and the mark-to-market adjustment of those instruments that do not qualify for hedge accounting.

The fair values of the Company's interest rate swaps and collars are obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreement taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities. At September 27, 2001, other accrued liabilities and other non-current liabilities include $4.8 million and $6.5 million, respectively, of derivative liabilities.

The components of accumulated other comprehensive deficit, net of related taxes, are as follows (amounts in thousands):

Cumulative effect of adoption of SFAS No. 133, net of taxes of $289	$ (461)
Amortization reclassified into other comprehensive deficit, net of taxes of $61	98
Unrealized losses on qualifying cash flow hedges, net of taxes of $2,553	(3,920)
Accumulated other comprehensive deficit	$(4,283)

The components of comprehensive loss, net of related taxes, for fiscal 2001, the first year the Company incurred any items of comprehensive income (loss), are as follows (amounts in thousands):

	2001
Net loss applicable to common shareholders	$(2,656)
Amortization of cumulative effect	98
Unrealized losses on qualifying cash flow hedges	(3,920)
Comprehensive loss	$(6,478)

Note 7—Restructuring and Other Charges:

During the quarter ended March 29, 2001, the Company announced a plan designed to strengthen its organizational structure and reduce operating costs by centralizing corporate administrative functions. The plan included closing an administrative facility located in Jacksonville, Florida, and integrating key marketing, finance and administrative activities into the Company's corporate headquarters located in Sanford, North Carolina. The Company expects that this integration, which was completed during the fourth quarter of fiscal 2001, will reduce pre-tax operating expenses beginning in fiscal 2002. Effective June 28, 2001, the Company completed the merger of Lil' Champ Food Stores, Inc., a wholly-owned subsidiary, into The Pantry. The Company anticipates this merger will provide for more efficient and streamlined operations.

As a result of this plan, the Company recorded a pre-tax restructuring charge of $2.9 million during fiscal 2001. The restructuring charge consisted of $1.7 million of employee termination benefits, $650 thousand of lease obligations, and $490 thousand of legal and other professional consultant fees. During fiscal 2001, the Company has also incurred and expended $1.9 million in other non-recurring charges for related actions. The other non-recurring charges were one-time expenses as a result of this restructuring plan and included charges for the following: (i) relocation and staffing; (ii) non-capital systems integration; (iii) travel; (iv) impairments related to property and equipment and (v) other miscellaneous costs. Employee termination benefits represent severance and outplacement benefits for 100 employees, 49 of which are in administrative positions and 51 of which are in managerial positions. Lease obligations represent remaining lease payments in excess of estimated sublease rentals for the Jacksonville facility. Activity related to the restructuring charges was as follows (amounts in thousands):

	Total 2001 Expense	Cash Outlays	Non-cash Write-offs	Reserve
Employee termination	$1,736	$ 943	$ —	$ 793
Lease termination	650	47	—	603
Legal and other professional	490	341	—	149
Total restructuring reserve	$2,876	$1,331	$ —	$1,545
Other non-recurring charges	1,895	845	1,050	—
Total restructuring and other charges	$4,771	$2,176	$1,050	$1,545

Note 8—Interest Expense:

The components of interest expense are as follows (amounts in thousands):

	2001	2000	1999
Interest on long-term debt	$50,652	$50,968	$39,565
Fair market value change in non-qualifying derivatives	4,244	—	—
Interest on capital lease obligations	1,936	1,631	1,596
Interest rate swap settlements	1,822	(318)	—
Miscellaneous	77	48	119
	$58,731	$52,329	$41,280

Note 9—Income Taxes:

The components of income tax expense are summarized below (in thousands):

	2001	2000	1999
Current:			
Federal	$ —	$ 2,444	$ 7,093
State	—	164	800
	$ —	2,608	7,893
Deferred:			
Federal	776	7,279	2,488
State	95	889	369
	871	8,168	2,857
	$871	$10,776	$10,750

As of September 28, 2000 and September 27, 2001, deferred tax liabilities (assets) are comprised of the following (in thousands):

	2001	2000
Depreciation	$ 58,833	$ 50,565
Inventories	3,500	3,640
Amortization	3,333	954
Miscellaneous expenses	2,653	2,323
Environmental expenses	906	27
Other	109	517
Gross deferred tax liabilities	69,334	58,026
Capital lease obligations	(2,050)	(1,609)
Allowance for doubtful accounts	(56)	(464)
Accrued insurance	(3,331)	(3,716)
Accrued compensation	(557)	(156)
Derivative liabilities	(2,781)	—
Deferred income	(4,600)	(1,212)
Accrued vacation	(787)	(439)
Reserve for closed stores	(1,730)	(1,722)
Restructuring reserve	(782)	—
Other	(767)	(531)
Gross deferred tax assets	(17,441)	(9,849)
Net operating loss carryforwards	(13,458)	(7,992)
General business credits	(1,833)	(1,833)
AMT credits	(5,705)	(5,914)
	$ 30,897	$ 32,438

As of September 28, 2000 and September 27, 2001, net current deferred income tax assets totaled $2.1 million and $2.6 million, respectively, and net non-current deferred income tax liabilities totaled $34.5 million and $33.5 million, respectively.

Reconciliations of income taxes at the federal statutory rate (34%) to actual taxes provided are as follows (in thousands):

	2001	2000	1999
Tax expense (benefit) at federal statutory rate	$ (607)	$ 8,422	$ 8,415
Tax expense at state rate, net of federal income tax expense	—	1,013	1,188
Permanent differences:			
Amortization of goodwill	1,320	1,161	1,081
Other	158	180	66
Net income tax expense	$ 871	$10,776	$10,750

As of September 27, 2001, The Pantry had net operating loss carryforwards, general business credits and AMT credits which can be used to offset future federal income taxes. The benefit of these carryforwards is recognized as deferred tax assets. The Pantry believes that it is more likely than not that these future tax benefits will be utilized before their expiration through future reversal of existing taxable differences and future earnings. Loss carryforwards as of September 27, 2001 have the following expiration dates (in thousands):

	Federal	State
2009	$ —	$ 3,158
2010	—	2,974
2011	—	10,919
2012	1,264	5,101
2013	—	13,274
2014	—	5,162
2015	—	5,841
2016	—	13,928
2017	9,374	—
2018	5,662	—
2019	—	—
2020	13,928	—
Total loss carryforwards	$30,228	$60,357

Note 10—Leases:

The Pantry leases store buildings, office facilities and store equipment under both capital and operating leases. The asset balances related to capital leases at September 28, 2000 and September 27, 2001 are as follows (in thousands):

	2001	2000
Buildings	$18,138	$12,965
Less—accumulated amortization	(4,882)	(1,976)
	$13,256	$10,989

Amortization expense related to capitalized leased assets approximated $1.3 million in each of fiscal 1999, 2000 and 2001.

Future minimum lease payments as of September 27, 2001 for capital leases and operating leases that have initial or remaining terms in excess of one year are as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2002	$ 3,086	$ 49,994
2003	3,013	48,929
2004	2,840	47,390
2005	2,515	45,139
2006	2,284	42,590
Thereafter	18,186	366,129
Net minimum lease payments	$31,924	$600,171
Amount representing interest (8% to 20%)	16,541	
Present value of net minimum lease payments	15,383	
Less—current maturities	1,363	
	$14,020	

Rental expense for operating leases was approximately $40.6 million, $50.9 million and $53.2 million for fiscal years 1999, 2000 and 2001, respectively. Some of The Pantry's leases require contingent rental payments; such amounts are not material for the fiscal years presented.

During fiscal 1999, 2000 and 2001, The Pantry entered into sale-leaseback transactions with unrelated parties with net proceeds of $10.7 million, $9.5 million and $3.5 million, respectively. The assets sold in these transactions consisted of newly constructed or acquired convenience stores. The Pantry retained ownership of all personal property and gasoline marketing equipment at these locations. The net proceeds from these transactions approximated the carrying value of the assets at the time of sale; accordingly, any gains or losses recognized on these transactions were insignificant for all periods presented. Generally, the leases are operating leases at market rates with terms of twenty years with four five-year renewal options.

Note 11—Commitments and Contingencies:

As of September 27, 2001, The Pantry was contingently liable for outstanding letters of credit in the amount of $12.9 million related primarily to several areas in which The Pantry is self-insured. The letters of credit are not to be drawn against unless The Pantry defaults on the timely payment of related liabilities.

The Pantry is involved in certain legal actions arising in the normal course of business. In the opinion of management, based on a review of such legal proceedings, the ultimate outcome of these actions will not have a material effect on the consolidated financial statements.

Unamortized Liabilities Associated with Vendor Payments

In accordance with the terms of each service or supply agreement and in accordance with accounting principles generally accepted in the United States of America, service and supply allowances are amortized over the life of each agreement in accordance with the specific terms. The unamortized liabilities associated with these payments as of September 28, 2000 and September 27, 2001, were $58.9 million and $63.9 million, respectively.

McLane Company, Inc. ("McLane")—The Pantry purchases over 50% of its general merchandise from a single wholesaler, McLane, a subsidiary of Wal-Mart, Inc. The Pantry's arrangement with McLane is governed by a five-year distribution service agreement. The Pantry receives annual service allowances based on the number of stores operating on each contract anniversary date. If The Pantry were to default under the contract or terminate the distribution service agreement prior to March 28, 2003, The Pantry must reimburse McLane the unearned, unamortized portion of the service allowance payments received to date. In accordance with the terms of the distribution service agreement and in accordance with generally accepted accounting principles, the original service allowances received and all future service allowances are amortized to cost of goods sold on a straight-line method over the life of the agreement.

Major Oil Companies—The Pantry has entered into product purchase agreements with numerous oil companies to buy specified quantities of gasoline at market prices. The length of these contracts range from five to thirteen years and in some cases include minimum annual purchase requirements. In connection with these agreements, The Pantry may receive upfront vendor allowances, volume incentive payments and other vendor assistance payments. If The Pantry were to default under the terms of any contract or terminate the supply agreement prior to the end of the initial term, The Pantry must reimburse the respective oil company for the unearned, unamortized portion of the payments received to date. In accordance with accounting principles generally accepted in the United States of America, these payments are amortized using the specific amortization periods in accordance with the terms of each agreement, either using the straight-line method or based on gasoline volume purchased.

Environmental Liabilities and Contingencies

The Pantry is subject to various federal, state and local environmental laws and regulations governing underground petroleum storage tanks that require The Pantry to make certain expenditures for compliance. In particular, at the federal level, the Resource Conservation and Recovery Act of 1976, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention, and cleanup of leaking underground storage tanks. Regulations enacted by the EPA in 1988 established requirements for:

- installing underground storage tank systems
- upgrading underground storage tank systems
- taking corrective action in response to releases
- closing underground storage tank systems
- keeping appropriate records

- maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases

In addition to the technical standards, The Pantry is required by federal and state regulations to maintain evidence of financial responsibility for taking corrective action and compensating third parties in the event of a release from its underground storage tank systems. In order to comply with this requirement, The Pantry maintains surety bonds in the aggregate amount of approximately $2.0 million in favor of state environmental agencies in the states of North Carolina, Virginia, South Carolina, Georgia, Tennessee, Indiana, Kentucky and Louisiana. The Pantry also relies on reimbursements from applicable state trust funds. In Florida and Georgia, The Pantry meets such financial responsibility requirements by state trust fund coverage through December 31, 1998 and met such requirements thereafter through private commercial liability insurance. In Mississippi, we meet our financial responsibility requirements through coverage under the state trust fund.

All states in which The Pantry operates or has operated underground storage tank systems have established trust funds for the sharing, recovering and reimbursing of certain cleanup costs and liabilities incurred as a result of releases from underground storage tank systems. These trust funds, which essentially provide insurance coverage for the cleanup of environmental damages caused by the operation of underground storage tank systems, are funded by an underground storage tank registration fee and a tax on the wholesale purchase of motor fuels within each state. The Pantry has paid underground storage tank registration fees and gasoline taxes to each state where it operates to participate in these programs and has filed claims and received reimbursement in North Carolina, South Carolina, Kentucky, Indiana, Florida, Georgia and Tennessee. The coverage afforded by each state fund varies but generally provides up to $1.0 million per site or occurrence for the cleanup of environmental contamination, and most provide coverage for third-party liabilities.

In addition to immaterial amounts to be spent by The Pantry, a substantial amount will be expended for remediation on behalf of The Pantry by state trust funds established in The Pantry's operating areas or other responsible third parties (including insurers). To the extent such third parties do not pay for remediation as anticipated by The Pantry, The Pantry will be obligated to make such payments, which could materially adversely affect The Pantry's financial condition and results of operations. Reimbursement from state trust funds will be dependent upon the maintenance and continued solvency of the various funds.

Environmental reserves of $14.1 million and $12.2 million as of September 28, 2000 and September 27, 2001, respectively, represent estimates for future expenditures for remediation, tank removal and litigation associated with 535 known contaminated sites, respectively, as a result of releases (e.g., overfills, spills and underground storage tank releases) and are based on current regulations, historical results and certain other factors. As of September 27, 2001, the current average remediation cost per site is approximately $70 thousand. Remediation costs for known sites are expected to be incurred over the next one to ten years. Environmental reserves have been established on an undiscounted basis with remediation costs based on internal and external estimates for each site. Future remediation costs for amounts of deductibles under, or amounts not covered by, state trust fund programs and third-party insurance arrangements and for which the timing of payments can be reasonably estimated are discounted using a 10% rate. The undiscounted amount of future estimated payments for which The Pantry does not expect to be reimbursed for each of the five years and thereafter at September 27, 2001 are as follows (in thousands):

Fiscal Year	Expected Payments
2002	$ 1,023
2003	286
2004	256
2005	153
2006	34
Thereafter	63
Total undiscounted amounts not covered by a third party	1,815
Other current cost amounts	14,996
Amount representing interest (10%)	(2,789)
Environmental reserve	$12,207

The Pantry anticipates that it will be reimbursed for a portion of these expenditures from state trust funds and private insurance. As of September 27, 2001, anticipated reimbursements of $10.4 million are recorded as long-term environmental receivables. In Florida, remediation of such contamination reported before January 1, 1999 will be performed by the state and substantially all of the costs will be paid by the state trust fund. The Pantry will perform remediation in other states through independent contractor firms engaged by The Pantry. For certain sites the trust fund does not cover a deductible or has a co-pay which may be less than the cost of such remediation. Although The Pantry is not aware of releases or contamination at other locations where it currently operates or has operated stores, any such releases or contamination could require substantial remediation expenditures, some or all of which may not be eligible for reimbursement from state trust funds.

Several of the locations identified as contaminated are being cleaned up by third parties who have indemnified The Pantry as to responsibility for cleanup matters. Additionally, The Pantry is awaiting closure notices on several other locations which will release The Pantry from responsibility related to known contamination at those sites. These sites continue to be included in our environmental reserve until a final closure notice is received.

Note 12—Benefit Plans:

The Pantry sponsors a 401(k) Employee Retirement Savings Plan for eligible employees. Employees must be at least nineteen years of age and have one year of service with at least 1,000 hours worked to be eligible to participate in the plan. Employees may contribute up to 15% of their annual compensation, and contributions are matched by The Pantry on the basis of 50% of the first 5% contributed. Matching contribution expense was $573 thousand, $687 thousand and $718 thousand for fiscal years 1999, 2000 and 2001, respectively.

Note 13—Common Stock:

On June 4, 1999, the Company effected a 51 for 1 stock split of its common stock. In connection with the stock split, the number of authorized shares of common stock was increased to 50,000,000 (300,000 shares previously). The accompanying financial statements give effect to the stock split, retroactively applied to all periods presented. There was no change in par values of the common stock as a result of the stock split.

On June 8, 1999, the Company completed an initial public offering of 6,250,000 shares of its common stock at a public offering price of $13.00 per share (the "IPO"). The net proceeds from the IPO of $75.6 million, before expenses, were used (i) to repay $19.0 million in indebtedness under the 1999 bank credit facility; (ii) to redeem $17.5 million in outstanding preferred stock and (iii) to pay accrued dividends on the preferred stock of $6.5 million. Of the remaining $32.6 million, $30.2 million was used to fund acquisitions closed during the fourth quarter of fiscal 1999 and $2.4 million was reserved to pay fees and expenses associated with the IPO.

Upon completion of the IPO, Freeman Spogli owned approximately 9,349,524 shares and owned warrants for the purchase of an additional 2,346,000 shares, giving Freeman Spogli beneficial ownership of approximately 57.2% of the outstanding common stock (including shares underlying warrants). During fiscal 2000, Freeman Spogli purchased an additional 980,000 shares giving them beneficial ownership of approximately 62.0% of the outstanding common stock (including shares underlying warrants).

Note 14—Preferred Stock:

Issued and outstanding shares of preferred stock at September 24, 1998 included 17,500 shares designated as Series B, all of which were held by the Freeman Spogli entities. On June 8, 1999, in conjunction with the IPO, The Pantry redeemed the outstanding preferred stock for $17.5 million and paid accrued dividends on the preferred stock of $6.5 million. As of September 27, 2001, the Company has no preferred stock issued or outstanding.

Upon the redemption of its Series B preferred stock, The Pantry recorded a one-time dividend of $613 thousand which represents the difference between the gross proceeds ($16.9 million) from the initial sale of Series B preferred stock and the consideration paid upon redemption ($17.5 million). In accordance with Emerging Issues Task Force ("EITF") Topic No. D-42, The Pantry was also required to recognize a one-time deduction to net income applicable to common stockholders (and a related reclassification to accumulated deficit) in the amount of $1.5 million associated with original issue costs incurred in connection with the issuance of the Series B preferred stock in December 1996. At that time, the original issue costs were netted against the gross proceeds and, thus, charged to additional paid in capital. EITF D-42 requires that the excess of fair value of the consideration transferred to the preferred stockholders over the carrying amount of the preferred stock be subtracted from net income applicable to common stockholders in the calculation of earnings per share.

Note 15—Stock Options and Other Equity Instruments:

On January 1, 1998, The Pantry adopted an incentive and nonqualified stock option plan. Pursuant to the provisions of the plan, options may be granted to officers, key employees and consultants of The Pantry or any of its subsidiaries and certain members of the board of directors to purchase up to 1,275,000 shares of The Pantry's common stock. The plan is administered by the board of directors or a committee of the board of directors. Options are granted at prices determined by the board of directors and may be exercisable in one or more installments. Additionally, the terms and conditions of awards under the plan may differ from one grant to another. Under the plan, incentive stock options may only be granted to employees with an exercise price at least equal to the fair market value of the related common stock on the date the option is granted. Fair values are based on the most recent common stock sales. During 1998, options to acquire 576,861 shares of common stock were granted under the plan with exercise prices ranging from $8.82-$11.27 per share (weighted-average exercise price of $9.39 per share).

On June 3, 1999, The Pantry adopted a new 1999 stock option plan providing for the grant of incentive stock options and nonqualified stock options to officers, directors, employees and consultants, with provisions similar to the 1998 stock option plan. During 1999, options to acquire 240,000 shares of common stock were granted under the 1999 plan with exercise prices of $13.00 per share. These options vest over three years and have contractual lives of seven years. No options were granted during the year ended September 28, 2000. During 2001, options to acquire 328,000 shares of common stock were granted under the 1999 plan with exercise prices of $10.00 per share. Subsequent to September 27, 2001, The Pantry granted options to acquire 200,000 shares of common stock under the 1999 plan with exercise prices of $5.12 per share. These options vest over three years and have contractual lives of seven years.

The following table summarizes information about stock options outstanding at September 27, 2001:

Exercise Prices	Date Issued	Number Outstanding at September 27, 2001	Weighted-Average Remaining Contractual Life	Number of Options Exercisable	Weighted-Average Exercise Price
$ 8.82	1/1/98	396,423	6 years	396,423	$ 8.82
$11.27	8/25/98	120,360	6 years	120,360	$11.27
$13.00	6/8/99, 9/30/99	207,000	5 years	138,000	$13.00
$10.00	12/29/00	297,500	7 years	0	$10.00
Total		1,021,283		654,783	

All options granted in 1999 and 2000 vest over a three-year period, with one-third of each grant vesting on the anniversary of the initial grant. There were no exercises, forfeitures, or expirations of options in 1999. There were 4,000 options forfeited and none exercised or expired during fiscal 2000. There were 328,000 options granted, 7,700 options exercised, 111,878 options forfeited, and none that expired during fiscal 2001. All stock options are granted at estimated fair market value of the common stock at the grant date.

Had compensation cost for the plan been determined consistent with SFAS No. 123, *Accounting for Stock-Based Compensation,* The Pantry's pro forma net income (loss) for fiscal 1999, 2000 and 2001 would have been approximately $10.3 million, $13.8 million and $(2.9 million), respectively. Pro forma basic earnings (loss) per share for fiscal 1999, 2000 and 2001 would have been $0.44, $0.76 and $(0.16), respectively. Pro forma diluted earnings (loss) per share for fiscal 1999, 2000 and 2001 would have been $0.40, $0.73 and $(0.16), respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	1999
Weighted-average grant date fair value	$3.93	$2.07
Weighted-average expected lives (years)	2.00	2.00
Weighted-average grant date fair value—exercise price equals market price	$3.93	$2.24
Weighted-average grant date fair value—exercise price greater than market price	—	$1.18
Risk-free interest rate	4.94%	5.5%
Expected volatility	66.36%	0.00%–21.0%
Dividend yield	0.00%	0.00%

On August 31, 1998, The Pantry adopted a stock subscription plan. The subscription plan allows The Pantry to offer to certain employees the right to purchase shares of common stock at a purchase price equal to the fair market value on the date of purchase. A purchaser may not sell, transfer or pledge their shares

- prior to the first anniversary of the date on which the purchaser acquires the shares, or
- after the first anniversary, except in compliance with the provisions of the subscription agreement and a pledge agreement if part of the consideration for such shares includes a secured promissory note

In the event that the purchaser's employment with The Pantry and all of its subsidiaries terminates for any reason, The Pantry has the option to repurchase from the purchaser all or any portion of the shares acquired by the purchaser under the subscription agreement for a period of six months after the effective date of such termination. The repurchase option terminates upon the later to occur of

- the first anniversary of the date the shares were originally acquired, or
- an initial public offering of common stock by The Pantry registered under the Securities Act (other than an offering registered on Form S-4 or Form S-8) resulting in gross proceeds to The Pantry in excess of $25 million

After the first anniversary of the date the shares were originally acquired by the purchaser, the purchaser may transfer the shares for cash (only) to a third party, subject to The Pantry's right of first refusal with respect to such sale. Finally, under certain circumstances, a purchaser of shares under the stock subscription plan may be forced to sell all or part of the shares purchased under such plan if Freeman Spogli finds a third-party buyer for all or part of the shares of common stock held by Freeman Spogli. No issuances of shares under the stock subscription plan had been made at September 24, 1998. On September 25, 1998 and November 30, 1999, 134,436 shares, net of subsequent repurchases of 6,273 shares, were sold under the stock subscription plan. These shares were sold at fair value ($11.27), as determined by the most recent equity investment (July 1998). In connection with these sales, The Pantry received $722 thousand of secured promissory notes receivable, bearing an interest rate of 8.5%, due August 31, 2003.

In December 1996, in connection with its purchase of 17,500 shares of Series B preferred stock, Freeman Spogli acquired warrants to purchase 2,346,000 shares of common stock. The warrants are exercisable at $7.45 per share until December 30, 2006, and contain adjustment provisions in the event The Pantry declares dividends or distributions, makes stock splits, or engages in mergers, reorganizations or reclassifications. The fair value of the warrants at date of issuance approximated $600 thousand and is included in additional paid-in capital. None of these warrants had been exercised at September 27, 2001.

Note 16—Related Parties:

Transactions With Affiliates

Stock Issuances

In December 1996, Freeman Spogli purchased 17,500 shares of Series B preferred stock and warrants to purchase 2,346,000 shares of common stock for approximately $17.5 million. The purchase price for the Series B preferred stock was $1,000.00 per share and the purchase price for each of the two warrants was $1.00. The warrants are exercisable at $7.45 per share until December 30, 2006 and contain adjustment provisions in the event The Pantry declares dividends or distributions, makes stock splits or engages in mergers, reorganizations or reclassifications. In connection with the IPO, The Pantry repurchased the Series B preferred stock from Freeman Spogli for $17.5 million, plus approximately $6.5 million in accrued dividends. See also Note 14—Preferred Stock.

In October 1997, in connection with the Lil' Champ acquisition, Freeman Spogli purchased 3,030,471 shares of common stock and Chase purchased 596,190 shares of common stock for an aggregate purchase price of approximately $32.0 million. Peter J. Sodini, The Pantry's Chief Executive Officer, purchased 45,339 shares of common stock for an aggregate purchase price of $400 thousand, payable $185 thousand in cash and $215 thousand in the form of a secured promissory note. The purchase price for the common stock was $8.82 per share. At that time, all of the outstanding Series A preferred stock was contributed back to The Pantry and cancelled.

In July 1998, in connection with the acquisition of Quick Stop and the acquisition of Stallings, Freeman Spogli purchased 1,845,690 shares of common stock and Chase purchased 371,688 shares of common stock for an aggregate purchase price of $25.0 million. The purchase price for the common stock was $11.27 per share.

In November 1998, Peter Starrett, a director of The Pantry, purchased 22,185 shares of common stock for a purchase price of $250 thousand. Freeman Spogli has the right to require the sale of Mr. Starrett's shares in the event it sells all of its holdings of common stock.

Stockholders' Agreement

The Pantry has a stockholders' agreement, as amended July 1998, with Freeman Spogli, Chase and Peter J. Sodini in which:

- Freeman Spogli has a right of first offer enabling it to purchase shares held by Chase or Mr. Sodini prior to transfers of shares of common stock to non-affiliates, other than transfers pursuant to a registration statement or under Rule 144
- Freeman Spogli has the right to require Chase and Mr. Sodini to sell their shares of common stock to a third-party buyer on the same terms as Freeman Spogli if Freeman Spogli is selling all of its shares
- Freeman Spogli, Chase and Mr. Sodini have rights to be included in sales of common stock by the other stockholders
- Freeman Spogli has agreed, as long as Chase holds 10% of The Pantry's common stock, to vote for a director nominated by Chase
- Transactions with affiliates will be on terms no less favorable to The Pantry than would be obtained in an arm's length transaction

Note 17—Earnings Per Share:

The Pantry computes earnings per share data in accordance with the requirements of SFAS No. 128, *Earnings Per Share.* Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of outstanding warrants and stock options using the "treasury stock" method. The following table reflects the calculation of basic and diluted earnings per share (see also Note 14—Preferred Stock) (dollars in thousands, except per share amounts):

	2001	2000	1999
Net income (loss) applicable to common shareholders:			
Net income (loss) before extraordinary loss	$ (2,656)	$13,996	$14,000
Preferred stock dividend requirement	—	—	(2,070)
Redemption of preferred stock in excess of carrying amount	—	—	(2,113)
Net income (loss) applicable to common shareholders before extraordinary loss	(2,656)	13,996	9,817
Extraordinary loss	—	—	(3,584)
Net income (loss) applicable to common shareholders	(2,656)	$13,996	$ 6,233
Earnings per share—basic:			
Weighted-average shares outstanding	18,113	18,111	13,768
Income (loss) before extraordinary loss per share—basic	$ (0.15)	$ 0.77	$ 0.71
Extraordinary loss per share—basic	—	—	(0.26)
Net income (loss) per share—basic	$ (0.15)	$ 0.77	$ 0.45
Earnings per share—diluted:			
Weighted-average shares outstanding	18,113	18,111	13,768
Dilutive impact of options and warrants outstanding	—	821	1,308
Weighted-average shares and potential dilutive shares outstanding	18,113	18,932	15,076
Income (loss) before extraordinary loss per share—diluted	$ (0.15)	$ 0.74	$ 0.65
Extraordinary loss per share—diluted	—	—	(0.24)
Net income (loss) per share—diluted	$ (0.15)	$ 0.74	$ 0.41

Options and warrants to purchase shares of common stock that were not included in the computation of diluted earnings per share, because their inclusion would have been antidilutive, were 372,363 and 3,367,283 for 2000 and 2001, respectively.

Note 18—Quarterly Financial Data (unaudited):

Summary quarterly financial data for fiscal 2000 and 2001, respectively, is as follows (dollars in thousands, except per share amounts):

	Year Ended September 27, 2001					Year Ended September 28, 2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Total revenue	$634,243	$635,703	$707,957	$665,141	$2,643,044	$540,191	$583,819	$642,935	$664,239	$2,431,184
Gross profit	$118,945	$116,260	$128,796	$123,642	$ 487,643	$108,157	$104,624	$124,166	$131,417	$ 468,364
Income (loss) before income taxes and extraordinary loss	$ 3,374	$ (8,651)	$ 6,584	$ (3,092)	$ (1,785)	$ 4,063	$ (4,514)	$ 11,046	$ 14,177	$ 24,772
Net income (loss)	$ 1,907	$ (4,889)	$ 3,616	$ (3,290)	$ (2,656)	$ 2,275	$ (2,528)	$ 6,186	$ 8,063	$ 13,996
Earnings per share:										
Basic	$ 0.11	$ (0.27)	$ 0.20	$ (0.18)	$ (0.15)	$ 0.13	$ (0.14)	$ 0.34	$ 0.45	$ 0.77
Diluted	$ 0.10	$ (0.27)	$ 0.20	$ (0.18)	$ (0.15)	$ 0.12	$ (0.14)	$ 0.33	$ 0.42	$ 0.74

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Shareholders of
The Pantry, Inc.
Sanford, North Carolina

We have audited the accompanying consolidated balance sheets of The Pantry, Inc. ("The Pantry") and subsidiaries as of September 27, 2001 and September 28, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 27, 2001. These financial statements are the responsibility of The Pantry's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pantry, Inc. and subsidiaries as of September 27, 2001 and September 28, 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Raleigh, North Carolina
November 13, 2001

MARKET FOR OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

(a) Market Information—We have only one class of common equity, our common stock, $.01 par value per share. Our common stock represents our only voting securities. There are 18,107,597 shares of common stock issued and outstanding as of December 12, 2001. Our common stock is traded on The Nasdaq National Market® under the symbol "PTRY." The following table sets forth for each fiscal quarter the high and low sale prices per share of our common stock over the last two fiscal years as reported on The Nasdaq National Market through September 27, 2001.

	2001		2000	
Quarter	High	Low	High	Low
First	13.500	7.875	15.125	7.125
Second	11.500	8.375	16.313	7.000
Third	9.375	6.000	11.500	7.125
Fourth	10.250	6.550	13.063	9.000

(b) Holders—As of December 12, 2001, there were 59 holders of record of our common stock.

(c) Dividends—During the last two fiscal years, we have not paid any cash dividends on our common stock. We intend to retain earnings to support operations, to reduce debt and to finance expansion and do not intend to pay cash dividends on our common stock for the foreseeable future. The payment of cash dividends in the future will depend upon our ability to remove certain loan restrictions and other factors such as our earnings, operations, capital requirements, financial condition and other factors deemed relevant by our Board of Directors. The payment of any cash dividends is prohibited under restrictions contained in the indentures relating to the senior subordinated notes and our senior credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Notes to Consolidated Financial Statements—Note 5—Long-Term Debt."

Directors

Peter J. Sodini
President and Chief Executive Officer

Todd W. Halloran
Principal
Freeman Spogli & Co.

Jon D. Ralph(2)
Principal
Freeman Spogli & Co.

Charles P. Rullman(2)
Principal
Freeman Spogli & Co.

Edfred L. Shannon(1)
Private Investor

Peter M. Starrett
Consultant

William M. Webster III(1)
Private Investor

Hubert E. Yarborough III(1)
The Yarborough Group of South Carolina LLC

Board Committees:
(1) Audit Committee
(2) Compensation Committee

Financial Information

Forms 10-K and 10-Q are available without charge.
Direct requests to:

William T. Flyg
Vice President, Finance and CFO
The Pantry, Inc.
Post Office Box 1410
Sanford, North Carolina 27330
Phone: 919-774-6700
Fax: 919-774-3329

Internet

Additional information on The Pantry, Inc. is available on the World Wide Web at: www.thepantry.com

Executive Officers

Peter J. Sodini
President and Chief Executive Officer

Steven J. Ferreira
Vice President, Administration and Strategic Planning

William T. Flyg
Vice President, Finance, Chief Financial Officer and Corporate Secretary

Joseph A. Krol
Vice President, Operations

Douglas M. Sweeney
Vice President, Operations

David M. Zaborski
Vice President, Marketing

Executive Office

The Pantry, Inc.
1801 Douglas Drive
Sanford, North Carolina 27330
Phone: 919-774-6700
Fax: 919-774-3329

Transfer Agent

First Union National Bank
Corporate Trust Division
Charlotte, North Carolina

Independent Accountants

Deloitte & Touche LLP
Raleigh, North Carolina

Annual Meeting

The annual meeting of stockholders will be held on Tuesday, March 26, 2002 at 10:00 AM Eastern Standard Time at the Sheraton Imperial Hotel, 4700 Emperor Boulevard, I-40 at Exit 282 (Page Road), Durham, North Carolina 27730 (approximately 3 miles from RDU airport)



The Pantry, Inc. has some stores tied to nearby colleges. This is a Gainesville, Florida location named Campus Mobil®, which reflects the University of Florida colors.

®Registered trademark of Exxon Mobil Corporation

The Pantry, Inc.

1801 Douglas Drive
Sanford, North Carolina 27330
Phone: 919-774-6700
Fax: 919-774-3329